1/23

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development Bank

COMPANY ADDRESS: ______________________

COMPANY STATUS: ACTIVE A **BRANCH:** ____

FILE NO.: 83-4 **FISCAL YEAR:** ________

(03/94)

AFRICAN DEVELOPMENT BANK GROUP

Ref: FTRY/LET/2005/09/003
Date: 16 JAN 2006

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities
And Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

RECEIVED
2006 JAN 23 A 11:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

African Development Bank, File No. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4

Dear Sir,

In accordance with Sections 288.2 and 288.4 (a), (b) and (c) of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, we transmit herewith, for filing with the United States Securities and Exchange Commission, the periodic report of the African Development Bank for the quarter ended 30 September 2005, which includes two copies of the African Development Bank's regular quarterly financial statements for such quarter.

Yours ~~sincerely,~~

Arunma Oteh

Treasurer

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Section 288.2(a) and 288.4

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2(a) and 288.4 (a), (b) and (c) of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2005 (the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

The Bank borrowed the following amount under its Global Debt Issuance Facility:

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY	CALL DATE	DEALER
USD 30 million Callable Capped FRN due August 2015	4-Aug-05	17-Aug-05	17-Aug-15	30,000,000	17-Aug-06	Citigroup Global Markets Inc.

The Bank redeemed in full the following amount in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed	CALL DATE	Dealer
USD 20 Million Capped callable due August 2014	6-Aug-04	26-Aug-04	26-Aug-14	20,000,000	26-Aug-05	Citigroup Global Markets Inc.
JPY 1.5 Billion PRDC due Sept 2034	6-Sep-04	27-Sep-04	27-Sep-34	1,500,000,000	27-Sep-05	Daiwa SMBC Europe

The Bank also partially redeemed the following trades during the Quarter:

Original Trade Description	Amount Redeemed	Trade Date	Value Date	Dealer
CAD 1.5 Billion Uridashi due Jul 2015	CAD 100.0 Million	05-Jul-05	08-Jul-05	Daiwa SMBC

2. Two copies of any material modifications or amendments during the Quarter of any exhibits (other than as described in the parenthetical in Section 288.2(a)(3) of Regulation AFDB) previously filed with the Commission under any statute:

   No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

3. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 30 September 2005.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Sincerely,

Arunma Oteh

Treasurer

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

AFRICAN DEVELOPMENT BANK

FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 AND 2004

ADB Financial Statements for the Nine Months Ended September 30, 2005 and 2004

Table of Contents

BALANCE SHEET AS AT SEPTEMBER 30, 2005 AND 2004
(UA thousands - Note B)

ASSETS	2005	Restated (Note B) 2004
DUE FROM BANKS	18,048	87,227
DEMAND OBLIGATIONS	3,800	3,800
AMOUNTS RECEIVABLE FROM SWAPS		
Swaps receivable - Borrowings (Notes B & N)	329,627	229,350
Swaps receivable - Investments (Notes B & I)	80,051	21,140
	409,678	250,490
INVESTMENTS (Notes B & I)		
Trading	2,948,758	3,366,318
Held-to- maturity	2,152,666	1,999,640
	5,101,424	5,365,958
NON NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)	26,043	35,273
ACCOUNTS RECEIVABLE		
Accrued income and receivables from loans	354,599	402,920
Less : Accumulated provision for loan receivables	(206,478)	(195,352)
	148,121	207,568
Other accounts receivable	380,870	622,022
	528,991	829,590
LOANS (Notes B, J, & V)		
Disbursed and outstanding	5,393,643	5,510,563
Less Accumulated provision for loan losses	(192,667)	(177,177)
	5,200,976	5,333,386
EQUITY PARTICIPATION (Note K)		
ADF	111,741	111,741
Other institutions	67,916	68,737
Less: Accumulated provision for equity losses	(4,247)	(13,445)
	63,669	55,292
Total equity participation	175,410	167,033
OTHER ASSETS		
Fixed assets (Note L)	15,656	18,291
Miscellaneous	480	471
	16,136	18,762
TOTAL ASSETS	11,480,506	12,091,519

LIABILITIES & EQUITY	2005	Restated (Note B) 2004
ACCOUNTS PAYABLE		
Accrued financial charges	161,452	110,189
Other accounts payable	253,303	621,659
	414,755	731,848
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PAYABLE FOR CASH COLLATERAL RECEIVED	641,782	1,112,704
AMOUNTS PAYABLE FOR SWAPS		
Swaps payable - Borrowings (Notes B & N)	315,675	320,359
Swaps payable - Investments (Notes B & I)	89,583	37,200
	405,258	357,559
BORROWINGS (Note N)		
Borrowings - Fair Value Option	4,300,886	3,566,850
Borrowings - Amortized cost	1,307,374	1,900,652
	5,608,260	5,467,502
Embedded derivatives	446	(515)
EQUITY		
Capital (Notes G, W & X) (in shares of UA 10 000 each)		
Authorised	21,870,000	21,870,000
Less: Unsubscribed	(251,136)	(288,562)
Subscribed Capital	21,618,864	21,581,438
Less: Callable Capital	(19,368,174)	(19,375,804)
Paid-up Capital	2,250,690	2,205,634
Add: Amounts paid in advance	302	302
	2,250,992	2,205,936
Less: Amounts in arrears	(7,198)	(10,267)
	2,243,794	2,195,669
Cumulative Exchange Adjustment on Subscriptions (Note G)	(149,594)	(145,116)
	2,094,200	2,050,553
Reserves (Note F)		
General Reserve	2,591,928	2,521,062
Net income for the preceding year		
Net income (Note F)	183,602	302,497
Cumulative Currency Translation Adjustment (Note B)	(459,725)	(451,691)
Total Reserves	2,315,805	2,371,868
Total Equity	4,410,005	4,422,421
TOTAL LIABILITIES & EQUITY	11,480,506	12,091,519

STATEMENT OF INCOME AND EXPENSES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UA thousands - Note B)

	2005	Restated (Note B) 2004
OPERATIONAL INCOME & EXPENSES		
Income from loans		
Interest	245,781	237,722
Commitment charges	4,274	5,207
Statutory commission	1,605	2,241
Income from investments (Note I)	115,391	86,741
Total income from loans and investments	367,051	331,911
Borrowing expenses (Note N)		
Interest	(163,303)	(138,744)
Amortization of issuance costs	(1,253)	(2,288)
Unrealized net loss on non-trading (Note N) derivatives - Fair Value Option (Note N)	18,776	143,379
Provision for loan interest and charges (Note J)		
Loan principal	14,378	(7,272)
Loan interest and and charges	(12,306)	(10,402)
Net operational income	223,343	316,584
ADMINISTRATIVE EXPENSES, net (Note M)	28,924	25,196
Other income	(14,633)	(8,376)
Depreciation	5,129	4,393
Sundry expenses	1,090	703
Total other expenses (net)	20,510	21,916
Operating income	202,833	294,668
Unrealized net loss on non-trading derivatives - IAS 39 adjustment (Notes B & N)	(19,231)	7,829
NET INCOME	**183,602**	**302,497**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF COMPREHENSIVE INCOME AND CHANGES IN RESERVES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(UA thousands - Note B)

	2005	Restated (Note B) 2004
Net Income	183,602	302,497
Other comprehensive income/(losses):		
Currency translation adjustment	8,248	19
Total other comprehensive income/(losses)	8,248	19
COMPREHENSIVE INCOME	191,850	302,516
Reserves at 1 January:		
General	2,735,929	2,635,702
Cumulative Currency Translation Adjustment (CCTA)	(467,974)	(451,710)
Total reserves at 1 January	2,267,955	2,183,992
Board of Governors-approved allocations/transfers:		
Middle Income Country Technical Assistance Fund	(15,000)	-
Post Conflict Asssitance - DRC	(36,700)	(53,640)
African Development Fund	(46,300)	(10,000)
Heavily Indebted Poor Countries	(11,000)	(6,000)
Special Relief Fund	(5,000)	-
Post Conflict Assistance Fund	(30,000)	(45,000)
Total net Income allocation /transfers	(144,000)	(114,640)
Reserves at the end of the period	2,315,805	2,371,868
Reserves at the end of the period composed of:		
General	2,775,530	2,823,559
Cumulative Currency Translation Adjustment (CCTA)	(459,725)	(451,691)
Total reserves at the end of the period	2,315,805	2,371,868

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UA thousands - Note B)

Cash flows from:	2005	Restated (Note B) 2004
Operating activities:		
Net income	183,602	302,497
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,129	4,393
Provision for loan losses	(2,072)	(17,674)
Unrealised gains/ losses on investments and asset swaps	(16,999)	(1,869)
Amortization of discount or premium on held-to-maturity investments	3,712	10,289
Amortization of borrowing costs	1,253	2,288
Derivative asset movement	454	(151,208)
Losses on exchange	1,090	703
Changes in accrued income on loans	154,639	50,430
Changes in accrued financial charges	(18,211)	19,940
Changes in other receivables and payables	(119,385)	(6,888)
Net cash provided by operating activities	193,212	212,901
Investing, lending and development activities:		
Disbursements on loans	(389,380)	(433,663)
Repayments of loans	629,820	941,429
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	(17,508)	(131,449)
Trading portfolio	(58,762)	(120,136)
Payment of allocation of Net income	(144,000)	(60,376)
Changes in other assets	(3,126)	(1,812)
Equity participations disposals	-	(6,887)
Equity participations acquisitions	1,855	(2,323)
Net cash used in lending and development activities	18,899	184,783
Financing activities:		
New issues on borrowings	134,125	42,280
Repayments on borrowings	(444,674)	(430,319)
Net cash from currency swaps	(42,569)	(26,595)
Net cash from capital subscriptions	49,340	34,273
Net cash provided by financing activities	(303,778)	(380,361)
Effect of exchange rate changes on:		
Cash and investments	(15,996)	(28,223)
Decrease in cash and investments	**(107,663)**	(10,900)
Cash and investments at beginning of the period	531,662	637,113
Cash and investments at the end of the period	**423,999**	**626,213**
Composed of:		
Investments maturing within 3 months of acquisition		
Held to Maturity portfolio	32,723	31,320
Trading portfolio	1,015,010	1,620,370
Securities sold under agreements to repurchase and payable for cash collateral received	(641,782)	(1,112,704)
Cash	18,048	87,227
	423,999	**626,213**
Supplementary disclosure:		
Movement resulting from exchange rate fluctuations		
Loans	14,517	13,416
Borrowings	205,668	(17,627)
Currency swaps	(162,041)	25,396

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

Note A – Operations and Affiliated Organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the ADB. Notably, each of the ADB, ADF, and NTF has separate assets and liabilities, and the ADB is not liable for their respective obligations. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

Note B – Summary of Significant Accounting Policies

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for fair valuation of certain financial assets and financial liabilities and all derivative contracts where it adopts the fair value basis of accounting.

The significant accounting policies employed by the Bank are summarized below.

Accounting for Derivatives

The Bank adopted the original International Accounting Standard 39 (IAS 39), "Financial Instruments: Recognition and Measurement", on January 1, 2001. IAS 39 requires that all derivatives be measured at fair value and reported on the balance sheet. The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make evident the asset/liability and risk management strategy of the Bank and would result in certain hedged instruments being carried at fair value, while other similar hedged instruments are carried at amortized cost. Consequently, the Bank has elected not to define any qualifying hedging relationships, but rather marks all derivatives to fair value, with all changes in fair value recognized in income. The effect of the adoption of IAS 39 relates primarily to the derivatives in the borrowings portfolio.

Upon adoption of IAS 39, a transition adjustment was made directly to retained earnings. This transition adjustment represented primarily the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments as defined in IAS 39 in the borrowing portfolio and loan portfolio as at January 1, 2001, offset by any gain or losses on those borrowings for which fair value exposure was being hedged.

Accounting and Financial Reporting Developments

In 2003 and 2004, the International Accounting Standards Board (IASB) revised several International Accounting Standards, including IAS 39, as part of ongoing efforts to eliminate redundancies or inconsistencies between existing standards. The revised standards are to be applied for fiscal years beginning on or after January 1, 2005. The application of the revised standards has resulted in certain significant changes, particularly in relation to the provisioning or allowance for impairment on loans and the designation of certain financial liabilities as at fair value through profit or loss.

In addition, the IASB has amended certain standards, with changes to be effective for annual periods beginning on or after January 1, 2006. IAS 19, "Employee Benefits", will be changed by the "Actuarial Gains and Losses, Group Plans and Disclosures" amendment, which will result in additional disclosures in the financial statements. IAS 39, "Financial Instruments: Recognition and Measurement", will be changed by the "Cash Flow Accounting of Forecast Intra-group Transactions" and "Financial Guarantee Contracts" amendments. The Bank is still assessing

the impact of these amendments, but at this time does not expect them to cause a material change in its financial reporting.

The IASB has issued several other new standards that will be effective for financial years beginning on or after January 1, 2006, none of which apply to the Bank's financial reporting.

For financial years beginning on or after January 1, 2007, the IASB has amended IAS 1, "Presentation of Financial Statements", in its "Capital Disclosures" amendment, which will result in additional disclosures in the financial statements. The IASB has also issued a new standard, IFRS 7, "Financial Instruments: Disclosures", which is effective for financial years beginning on or after January 1, 2007. The application of this standard will result in additional disclosures in the financial statements of the Bank.

Monetary Basis of Financial Statements

The financial statements are presented in Units of Account (UA). The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Translation of Currencies

As a multilateral development institution, the Bank conducts its operations in the currencies of its member countries. The Bank therefore considers the member countries' currencies as its functional currencies. The Bank's financial statements are presented in UA because no single member country currency will adequately reflect the multi-currency environment in which the Bank operates. The Bank has risk management policies intended to minimize the effect of foreign exchange fluctuations on its financial statements. These include balancing the currency composition of its net asset to reflect the currency composition of the SDR. Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Assets and liabilities other than non-monetary items denominated in UA are translated into UA at rates prevailing at the balance sheet date. Translation differences are debited or credited directly to retained earnings under Cumulative Currency Translation Adjustment (CCTA) and also reported as part of "Other Comprehensive Income". Capital Subscriptions are recorded in UA at the rates prevailing at the time of receipt. This is composed of the UA amount at the predetermined rate net of the difference between the predetermined rate and the rate at the time of receipt. Such difference is described in the Financial Statements as Cumulative Exchange Adjustment on Subscriptions (CEAS).

When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Revenue recognition

Interest income is accrued based on the terms of the related financial instrument and for the time that such instrument is outstanding and held by the Bank, using the effective interest rate applicable, which is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investment includes realized and unrealized gains and losses on trading financial instruments and the amortization of premiums and discounts calculated on the constant yield basis for the held-to-maturity financial instruments.

Loans

The Bank's loan portfolio comprises loans guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation.

Prior to January 1, 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more, unless the Bank's management determined that the overdue amount will be collected in the immediate future. Further, management placed a loan in non-accrual status even if it was not yet overdue by six months, if the specific facts and circumstances including consideration of events occurring subsequent to the balance sheet date warranted such action. In addition, if loans made by African Development Fund (ADF) or the Nigeria Trust Fund (NTF) to a member country were placed in non-accrual status, all loans made to or guaranteed by that member country were also placed in non-accrual status by the Bank. When a loan is placed in non-accrual status, all related unpaid interest and other charges are reversed against current income. Interest and other charges on loans in non-accrual status are included in income only when actually received by the Bank. In general, loans are returned to accrual status immediately after the related arrears have been cleared. However, certain loans that have become current may continue to be carried in non-accrual status until after a period of satisfactory performance.

Upon the adoption of the revised IAS 39 on January 1, 2005, the Bank no longer placed loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The Bank makes an assessment of the extent of impairment in the total amount (principal and charges) contractually due from borrowers when there is objective evidence that an impairment loss has been incurred, and makes a provision for such impairment. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectibility, in whole or in part, of amounts due. Using an incurred loss model, the amount of the provision is determined as the difference between the carrying value of the loans and receivable and the present value of the estimated future cash flows discounted at the effective interest rate.

It is the Bank's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Arrears Clearance Operations

The Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due have been consolidated into new contractual receivables, such that the present value of the new loans equals the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, has been established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors of the Bank may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank. The amount of income from the DRC consolidated loan included in the reported earnings is disclosed in Note J.

Assistance to Post-Conflict Countries

The Bank has established a framework to assist post-conflict countries in clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources with contributions from the ADB net income allocations and contributions from the ADF. Contributions would also be accepted from third parties that are interested in facilitating the process of re-engaging the post-conflict countries in the development process and in assisting them to reach the Heavily Indebted Poor Countries (HIPC) decision point. Resources would be provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004 approved an allocation of UA 45 million from the 2003 net income of the Bank, to the Post-Conflict Countries Fund (PCCF). The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005 approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility. Contributions received from ADB will not be used to clear debts owed to the Bank by beneficiary post-conflict countries. The resources of the PCCF are kept separate and distinct from those of the ADB.

Equity Investments

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, or public sector companies that are in the process of being privatised or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing flow of domestic and external resources to financially viable projects which also have significant economic merit.

According to the Bank's policies, the equity interest in any institution should not exceed twenty five percent (25%) of the total equity capital of the institution. The Bank therefore does not seek a controlling interest in the companies in which it invests but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

The Bank classifies its equity investments as available for sale. Generally, there are no quoted market prices for the Bank's equity investments. Consequently, the fair values of the equity investments are estimated if reasonably determinable; otherwise equity investments are carried at cost. The Bank records changes in fair value through reserves, as disclosed in the Statement of Comprehensive Income and Changes in Reserves, until the investment is sold, at which time the cumulative profit or loss previously recognized in reserves is included in the income statement. Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provision for losses on impaired equity investments are included in the income statement.

Fixed Assets

Land is stated at cost, including charges for reclamation. No depreciation is provided.

Buildings are shown at cost less accumulated depreciation. Depreciation is calculated at a rate which is expected to amortize the cost in equal annual installments over the useful life, which is estimated at between 15 to 20 years. Financial charges incurred in connection with funds borrowed for the construction of buildings are capitalized during the construction period. Major improvements are depreciated over the remaining period of the estimated useful life of the building concerned. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the improvement.

Fixtures and fittings, furniture and equipment, motor vehicles and computer system software are stated at cost less accumulated depreciation. Such assets are depreciated on a straight line basis with no salvage values. Fixtures and fittings are depreciated over periods ranging from 6 to 10 years. Furniture and equipment are depreciated over periods ranging between 3 to 7 years. Computer system software are depreciated over periods ranging from 3 to 5 years while motor vehicles are depreciated over 5 years.

Accounting For Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

Investments

Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as held-to-maturity and reported at amortized cost. Held-to-maturity and trading investments maturing within three months from their date of acquisition are included in liquidity in the Statement of Cash Flows. Investments in the trading portfolio, recorded on trade date basis, are carried and reported at market values and related unrealized gains and losses are included in income.

The Bank uses derivative instruments, such as over-the-counter foreign exchange forwards, currency swaps, cross currency interest rate swaps and interest rate swaps, in the management of its trading portfolio. These derivatives are carried at market value and related gains and losses are included in trading income.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. Securities sold under repurchase agreements were outstanding as at end of the year. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and if necessary may require additional collateral.

Borrowings

In the ordinary course of its business, the Bank borrows worldwide in the major capital markets. The proceeds of such borrowings are used for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Fair value is based on market quotations when possible or on discounted cash flow models using market estimates of cash flows and discount rates. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Selection of these inputs may require judgement. All financial models used for valuing the Bank's financial instruments are subject to internal and periodic external reviews. In compliance with IAS 39, where it has not been possible to reliably measure such embedded derivatives, the combined contracts associated with these borrowings have been carried at fair value on the balance sheet.

Certain borrowings, some of which also contain embedded derivatives, are designated as at fair value through profit or loss. Borrowings not so designated are carried on the balance sheet at par value (face value) adjusted for unamortized premiums or discounts. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Borrowing expenses include the amortization of issuance costs, discounts and premiums, which is determined on an effective yield basis.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost savings opportunities and to lower its funding costs. These instruments include currency swaps and interest rate swaps. The derivatives are used to modify the interest rate or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement. Prior to the adoption of IAS 39, all borrowings-related derivatives were recorded on a historical cost basis. However, upon adoption of IAS 39 these derivatives are carried at market value on the balance sheet. The Bank uses trade date for recording its borrowing transactions.

Fair value option

The revised IAS 39 standard permits an entity to designate financial assets or financial liabilities as held at fair value and to recognise fair value changes in profit or loss. The Bank primarily applies this fair value designation to borrowings which have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce an accounting mismatch which would have arisen if the borrowings were carried on the balance sheet at par value adjusted for unamortized premiums or discounts while the related swaps were carried on the balance sheet at fair value.

In accordance with the transition guidance of the revised IAS 39, previous financial statements have been restated as though the borrowings had been designated as at fair value through profit or loss upon initial recognition. The fair value of previously outstanding borrowings designated at fair value under the transition to revised IAS 39 was UA 3 948.80 million at January 1, 2005 (2004: UA 3 729.23 million). The carrying amount of these same borrowings in the previous financial statements at January 1, 2005 was UA 3 946.94 million (2004: UA 3 611.80 million).

The fair value of borrowings designated as at fair value through profit or loss was UA 4 319.07 million at September 30, 2005 (2004: UA 3 586.96 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity was UA 4 267.43 million at September 30, 2005 (2004: UA 3 588.99 million).

There was a net loss of UA 0.46 million on financial assets and liabilities designated as at fair value through profit or loss for the nine months ended September 30, 2005 (2004: gain of UA 151.21 million).

Fair Value Disclosure

Unless otherwise specified, financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount reported in the Balance Sheet is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Swaps: Fair values for the Bank's interest rate and currency swaps are based on quoted market prices or pricing models and represent the amounts that the Bank would receive or pay to terminate the agreements based upon market quotes.

Borrowings: The fair values of the Bank's borrowings are based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread versus LIBOR. Credit spreads are obtained from market data as well indicative quotations received from certain counterparties for new bond issues. Valuation models are subject to internal and external reviews.

Equity Investments: The underlying assets of the Bank's equity investments carried at fair value are periodically fair valued both by the fund managers and independent valuation experts using appropriate approaches. Where such underlying assets represent investments in listed enterprises, fair values are based on the latest available quoted bid prices. On the other hand, where the underlying assets represent investments in unlisted enterprises, fair values are assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's investments in these funds is estimated as the Bank's percentage ownership of the net asset value of the Funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or on discounted cash flow models using market estimates of cash flows and discount rates. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: ADB currently does not sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of loans is calculated as detailed in Note J for the various types of loans.

Post-Retirement Benefits

The Bank maintains a defined benefit pension plan for its employees which provide benefit payments to participants upon retirement. Actuarial gains or losses that arise on post retirement benefits are recognized in the income statement in accordance with IAS 19. At the beginning of the reporting period, the unrecognized net actuarial gains or losses are compared with the greater of 10 percent of the present value of the defined benefit obligation and 10 percent of the plan assets. Any excess is recognized in the income statement as an actuarial gain or loss over the expected average remaining working lives of the employees participating in the plan.

With effect from January 2003, the Bank revised its Staff Medical Benefit Plan. The revised Plan provides medical coverage for staff members and their dependants, certain retired staff members, survivors of staff members and staff on disability. Under the Plan, staff members or retirees contribute a percentage of their salary or pension toward the financing of the plan. The Bank also contributes twice the total staff contribution toward the medical plan. A medical benefits plan board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the benefit plan. The contributions from the Bank, staff and retirees are deposited in a trust account.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under International Financial Reporting Standards, are excluded from net income. For the Bank, comprehensive income comprises currency translation adjustments, unrealized gains or losses on equity investments carried at fair value and net income. These items are presented in the Statement of Comprehensive Income and Changes in Reserve.

Accounting Estimates and Judgment

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities. Actual results could differ from such estimates. Significant judgment has been used in the valuation of certain financial instruments, in deciding on the investments to be held to maturity and in the estimation of fair values of loans, borrowings and equity participation. Significant judgment has also been used in the determination of the time-in-default and the expected cash flow on loans and receivable in default for the purposes of the determination of the accumulated provision for loan losses and equity participations. The key assumptions and judgments made in respect of provisions for impairment on loans and receivables are capable of causing material adjustments to the carrying amounts of loans and receivables that are impaired on the balance sheet date.

Restatement and reclassification of prior period financial statements

During 2005, the Bank changed its policy for recognition of income on non-performing loans as well as the basis for calculation of impairment provision on its loans. In previous periods, income on loans in arrears of payment of principal or charges is non-accrued and therefore not reported in the profit and loss account. Also, loan impairment was calculated on outstanding principal balance using an expected loss model as the basis for the determination of the impairment. As a result of the revision to IAS 39, with effect from January 1, 2005, the Bank no longer places loans in non-accrual status. Interest and charges on all loans including those in arrears are accrued and reported in the profit and loss account. Also provision for impairment is now calculated on both principal outstanding and charges receivable from borrowers with evidence of impairment. Such impairment calculations are based on incurred loss model as against the expected loss model previously used for the calculation of impairment on loan principals outstanding.

These changes in policy and basis for determination of impairment have been accounted for retrospectively, and the comparative financial statements for 2004 have been restated.

Also, in compliance with the revised IAS 39 which permits an entity to designate any financial asset or financial liability as held at fair value and to recognize fair value changes in profit or loss, the Bank has designated certain of its borrowings as at fair value for profit or loss. The borrowings designated as at fair value under the transition guidance of IAS 39 were fair valued retrospectively and the comparative financial statements have been restated as though the borrowings had been designated as at fair value through profit or loss upon initial recognition.

In addition, certain reclassification of prior years amounts have been made to conform to the presentation in the current period.

Note C – Exchange rates

The rates used for translating currencies into Units of Account at September 30, 2005, and 2004 are as follows:

		2005	2004
1 UA = SDR =	Algerian Dinar	109.263000	106.064000
	Angolan Kwanza	130.216000	124.660000
	Botswana Pula	7.887870	6.966990
	Brazilian Real	3.373730	4.2004500
	Canadian Dollar	1.689700	1.850200
	Chinese Yuan	11.729100	12.158300
	CFA Franc	789.556000	776.528000
	Danish kroner	8.982300	8.809410
	Egyptian Pound	8.411740	9.0725900
	Ethiopian Birr	12.623100	12.6235000
	Euro	1.203670	1.1838100
	Gambian Dalasi	40.771100	39.053800
	Ghanaian Cedi	13178.900000	13210.700000
	Guinean Franc	5532.230000	2964.240000
	Indian Rupee	63.810900	67.785600
	Japanese Yen	164.007000	163.0580000
	Kenyan Shilling	110.503000	116.9230000
	Korean Won	1504.970000	1684.4200000
	Kuwaiti Dinar	0.423569	0.4329120
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	43.818500	41.981900
	Moroccan Dirham	13.122200	13.224400
	Nigerian Naira	192.168000	193.298000
	Norwegian Krone	9.481370	9.874110
	Pound Sterling	0.820621	0.816653
	Sao Tomé Dobra	15316.800000	14360.100000
	Saudi Arabian Riyal	5.435490	5.508730
	South African Rand	9.218630	9.474990
	Swedish Krona	11.276800	10.804400
	Swiss Franc	1.870100	1.850200
	Tunisian Dinar	1.931810	1.853520
	Ugandan Shilling	2567.200000	2 508.390000
	US Dollar	1.449460	1.468990
	Zimbabwean Dollar	14557.600000	7844.980000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

Note D – Special Funds

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At September 30, 2005 and 2004, the following funds were held separately from those of the ordinary capital resources:

1. The Nigeria Trust Fund was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date of the Agreement and that the resources of the Fund shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The initial capital of this Fund was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

The resources of the Nigeria Trust Fund at September 30, 2005 and 2004 are summarized below:

(UA thousands)

	2005	Restated 2004
Contribution received	128 586	128 586
Funds generated (net)	371 331	362 163
Adjustment for translation of currencies	(98 388)	(104 774)
	401 529	385 975
Represented by:		
Due from banks	219	496
Investments	332 588	324 274
Interest & charges receivable on loans	6 977	7 481
Accrued interest on loans and investments	4 439	3 940
Other amounts receivable	-	22
Loans outstanding	70 447	67 051
	414 670	403 264
Less Current accounts payables	(13 141)	(17 289)
	401 529	**385 975**

2. The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields.

The resources of the Fund consist of contributions by the Bank, the African Development Fund and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at September 30, 2005 and 2004 follows:

(UA thousands)

	2005	2004
Fund balance	47 448	42 448
Funds generated	2 824	2 986
Funds allocated to SDA	1	1
Less: Relief disbursed	(39 615)	(37 755)
	10 658	7 680
Represented by:		
Due from Bank	347	774
Investments	10 476	8 597
Interest receivable	7	11
	10 830	9 382
Less: Account Payable	(172)	(1 702)
	10 658	7 680

At September 30, 2005, a total of UA 3.28 million (2004: UA 2.21 million) had been committed but not yet disbursed under the Special Relief Fund.

3. The Staff Retirement Plan (the Plan), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. In November 2004, the Board of Directors of the Bank approved certain revisions to the Plan, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the Plan sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and has been recorded in 2004. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the Plan, upon completion of 6 months service without interruption of more than 30 days.

The Plan is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. Most participants have switched to the revised plan. Staff joining the Bank after January 1, 2005 can benefit only from the revised Plan. Under the revised Plan, employees contribute at a rate of 9 percent of regular salary. A tax factor used in the previous Plan has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the Plan are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the Plan. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the Plan's liabilities. At September 30, 2005, virtually all of the investments of the Plan were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the Plan's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the Plan's anticipated future liabilities.

In accordance with IAS 19, and based on actuarial valuations, the pension expense for 2005 and 2004 for the Bank, the African Development Fund and the Nigeria Trust Fund combined (the Bank Group) comprised the following:

(UA million)

	2005	2004
Current service cost	14.02	14.37
Interest cost	8.23	7.56
Expected return on plan assets	(7.61)	(6.22)
Net actuarial (gain)/loss recognized in the year	2.17	3.15
Past service cost	1.64	-
Gross pension cost	18.45	18.86
Less: estimated employee contributions	(4.47)	(4.39)
Pension expense for the Period	13.98	14.47

The pension expense for the nine months ended September 30 2005 for the Bank Group amounted to UA 9.03 million (2004: UA 9.26 million).

There were no unrecognized past service costs at September 30, 2005. Assumptions used in the latest available actuarial valuations at September 30, 2005 and 2004 were as follows:

In percent

	2005	2004
Discount rate	5.00	5.00
Expected return on plan assets	6.00	6.00
Rate of salary increase	3.00	3.00
Future pension increase	2.50	2.50

4. Staff Medical Benefit Plan: The staff medical benefit plan was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Contributions by the Bank to the Staff Medical Plan for the nine months ended September 30, 2005 totaled UA 2.10 million (2004: UA 1.97 million). A detailed actuarial valuation of the Plan will be carried out before the end of 2005.

Note E – Trust Funds

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

1. **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

2. **The Arab Oil Fund (contribution of Algeria)** was established following Board of Governors' Resolution 1974 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At September 30, 2005, a total of US$ 13.45 million (2004: US$ 13.45 million) had been so repaid.

3. **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at September 30, 2005 and 2004 are summarized below:

(UA thousands)

		2005	2004
A)	**Mamoun Beheiry Fund**		
	Contribution	152	152
	Income from Investments	197	187
		349	339
	Less: Prize Awarded	(30)	(13)
	Gift	(25)	(25)
		294	301
	Represented by:		
	Short-term deposits	277	286
	Due from banks	15	13
	Accrued Interest	2	2
		294	301
B)	**Arab Oil Fund (contribution of Algeria)**		
	Net Contribution	690	681
	Represented by:		
	Loans Disbursed net of repayments	690	681
C)	**Special Emergency Assistance Fund for Drought and Famine in Africa**		
	Contributions	21 720	21 431
	Funds Generated	5 278	5 097
		(26 998)	26 528
	Relief Granted	(22 691)	(22 389)
		4 307	4 139
	Represented by:		
	Due from banks	203	181
	Investments	4 101	3 955
	Accrued Interest	3	3
		4 307	4 139
	Total Resources & Assets of Trust Funds	**5 291**	**5 121**

Note F – Reserves and Net Income Allocations

The total reserves of the Bank comprise General Reserves, plus net income of the current period and translation gains or losses. The General Reserve represents retained earnings, after allocations of net income by the Board of Governors. In addition, the General Reserve includes a transition adjustment of UA 10.80 million relating to the adoption of IAS 39 on January, 2001. With effect from January 1, 2005, the Bank adopted certain revisions to IAS 39 relating to the treatment of loan interest and charges previously non-accrued and also to the basis for the determination of impairment on loans. The Bank also adopted the Fair Value Option with effect from 1 September 2005. As a result of the application of these revisions reserves at the beginning of the year was increased by UA 781.52 million, made up of UA 528.66 million relating to previously non-accrued loan income plus the write-back of excess loan loss provision amounting to UA 245.10 million plus UA 7.76 million on the Fair Value Option.

Note G – Capital Stock

The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6 %) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The subscribed capital increased from UA 21.58 billion as at September 30, 2004 to UA 21.62 billion at September 30, 2005.

Total unsubscribed shares at September 30, 2005 amounted to UA 251.14 million, comprising UA 100.14 million for shares to be issued upon payment of future cash installments, UA 112.17 million for shares available for reallocation, and UA 38.83 million representing the balance shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia) after allocating UA 9.09 million to treasury shares. Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable and UA 5.99 million paid-up shares) are currently held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ have been fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At September 30, 2005 and 2004, the Cumulative Exchange Adjustment on Subscriptions was made up as follows:

(UA thousands)

	2005	2004
Balance at 1 January	147 203	145 330
Net conversion losses on new subscriptions	2 391	(214)
Balance at September 30	**149 594**	**145 116**

Note H – Non-negotiable Instruments

Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

a) Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

b) five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution in Note G above (GCI-IV), is to be paid as follows:

a) Regional members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

b) Non-regional members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under GCI-V, there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Note I – Investments

As part of the overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For Government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA-issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparties with credit ratings of AA-or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

Income from investments comprised interest income of UA126.42 million (2004: UA 84.38 million) and net realized and unrealized loss on investments of UA 11.03 million (2004: gain of UA 2.36 million).

Realized and unrealized loss on investments as at September 30, 2005 and 2004 is made up as follows:

(UA thousands)

	2005	2004
Realized and unrealized gains	5 868	5 986
Realized and unrealized loss	(16 895)	(3 628)
Net loss	**(11 027)**	**2 358**

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's *Asset and Liability Management Guidelines* . At September 30, 2005, UA 41.22 million (2004: UA 177.17 million) of government and other obligations were under external management.

Securities sold under repurchase agreements with a market value of UA 641.78 million were outstanding at September 30, 2005 (2004: UA 1 112.70 million). These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

A summary of the Bank's trading investments at September 30, 2005 and 2004 follows:

(Amounts in UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Time Deposits										
Carrying Value	393.03	687.10	143.17	815.98	336.21	72.68	142.59	44.61	1,015.00	1,620.37
Average Balance During the period	439.17	542.53	155.25	929.36	53.23	247.32	172.15	89.80	819.80	1,809.01
Average Maturity (year)	0.04	0.05	0.02	0.03	0.04	0.05	0.19	0.22	0.07	0.05
Asset Backed Securities										
Carrying Value	411.46	388.01	249.90	184.29	-	-	-	-	661.36	572.30
Average Balance During the period	459.75	306.37	259.62	209.89	-	-	-	-	719.37	516.26
Average Maturity (year)	4.85	6.05	7.00	9.78	-	-	-	-	5.69	7.51
Government Agency and Agency Obligations										
Carrying Value	149.92	62.72	52.49	91.70	-	-	0.54	10.18	202.95	164.60
Average Balance During the period	167.51	49.52	56.92	104.44	-	-	0.65	20.50	225.08	174.46
Average Maturity (year)	1.14	1.14	1.04	1.04	-	-	1.36	1.54	1.11	1.11
Corporate Bonds and commercial papers										
Carrying Value	429.96	357.44	586.13	581.65	-	-	53.35	69.96	1,069.44	1,009.05
Average Balance During the period	482.82	282.23	635.60	662.47	-	-	64.41	140.88	1,182.83	1085.58
Average Maturity (year)	1.85	1.98	1.15	1.26	-	-	1.52	1.54	1.45	1.55
Total investments										
Carrying Value	**1,384.37**	**1,495.27**	**1,031.69**	**1,673.62**	**336.21**	**72.68**	**196.48**	**124.75**	**2,948.75**	**3,366.32**
Average Balance During the period	1,549.25	1,180.65	1,107.39	1,906.16	53.23	247.32	237.21	251.18	2,947.08	3,585.31
Swaps (Net)										
Currency Swaps - balances	**22.47**	**18.24**	**25.20**	**(33.96)**	**9.94**	**-**	**(67.15)**	**(0.34)**	**(9.54)**	**(16.06)**
Average Balance During the period	25.11	14.86	(34.75)	(38.67)	9.94	-	(0.10)	(0.69)	0.20	(24.50)
Average Maturity (year)	0.81	1.07	1.02	1.63	1.02	-	1.15	1.37	1.50	2.26
The investments swaps on a counter-party basis are:										
Assets									80.05	21.14
Liabilities									(89.58)	(37.20)
									(9.53)	(16.06)
Repos										
Currency Swaps - balances	**(295.23)**	**(234.57)**	**(74.71)**	**(807.63)**	**(268.65)**	**(70.35)**	**(3.19)**	**-**	(641.78)	(1,112.55)
Average Balance During the period	(329.88)	(185.21)	(81.01)	(919.85)	(42.53)	(239.39)	(3.86)	-	(457.28)	(1,344.45)
Average Maturity (year)	0.02	0.03	0.02	0.02	0.01	0.02	-	-	0.02	0.02

A summary of the Bank's investments held to maturity at September 30, 2005 and 2004 follows:

(Amounts in UA millions)

	US Dollars 2005	US Dollars 2004	Euro 2005	Euro 2004	GBP 2005	GBP 2004	Other Currencies 2005	Other Currencies 2004	All Currencies 2005	All Currencies 2004
Time Deposits										
Carrying Value	0.63	4.25	5.21	5.27	0.40	21.79	-	-	6.24	31.32
Average Balance During the period	0.58	4.15	5.95	5.26	0.39	22.09	-	-	6.92	31.50
Average Maturity (year)	0.01	0.02	0.01	0.01	0.01	0.01	-	-	0.01	0.01
Asset Backed Securities										
Carrying Value	13.79	13.60	73.03	62.03	8.02	-	-	-	94.83	75.63
Average Balance During the period	12.68	13.30	83.41	61.89	7.77	-	-	-	103.85	75.19
Average Maturity (year)	4.96	5.25	4.02	5.71	3.25	-	-	-	4.09	5.63
Government Agency and Agency Obligations										
Carrying Value	625.02	491.87	228.13	317.00	303.35	234.12	162.90	145.09	1,319.40	1,188.09
Average Balance During the period	574.71	481.00	260.55	316.31	293.35	237.27	166.41	140.76	1,295.02	1,175.34
Average Maturity (year)	5.83	5.53	3.50	4.12	4.00	4.52	5.18	5.41	4.91	4.99
Corporate Bonds and other										
Carrying Value	299.04	277.73	234.84	276.67	112.18	132.91	86.12	17.30	732.18	704.61
Average Balance During the period	274.97	271.60	268.21	276.06	108.71	134.69	87.98	16.78	739.87	699.13
Average Maturity (year)	4.92	4.92	3.12	3.12	4.81	4.81	4.63	4.63	4.20	4.10
Total investments										
Carrying Value	**938.48**	**787.45**	**541.21**	**660.97**	**423.95**	**388.82**	**249.02**	**162.39**	**2,152.66**	**1,999.64**
Average Balance During the period	862.94	770.05	618.12	659.52	410.22	394.05	254.39	157.54	2,145.66	1,981.16

The maturity of held to maturity investments as at September 30, 2005 were as follows:

October 1, 2005 to December 31, 2005	76.29
December 1, 2006 to Deceember 31, 2006	188.27
December 1, 2007to Deceember 31, 2007	225.20
December 1, 2008 to Deceember 31, 2008	229.44
December 1, 2009 to Deceember 31, 2009	303.79
December 1, 2010 to Deceember 31, 2010	346.58
December 1, 2011 to Deceember 31, 2011	353.03
December 1, 2012 to Deceember 31, 2012	164.28
December 1, 2013 to Deceember 31, 2013	160.28
December 1, 2014 to Deceember 31, 2014	91.72
December 1, 2015 to Deceember 31, 2015	13.78
	2,152.66

Note J – Loans

The loans of the Bank are for the purpose of financing development projects and programs and are not intended for sale. Further, management does not believe that there is a comparable secondary market for the type of loans made by the Bank. The fair values of loans reported in these financial statements represent management's best estimates of the present value of the expected cash flows of these loans. The types of loans currently held by the Bank are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates. Fair values were estimated using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds.

Multi-Currency Variable Rate Loans: Effective from July 1, 1990, the Bank introduced variable rate loans in a bid to reduce its interest risk. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank's loans. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

Single Currency Variable Rate Loans: The Bank introduced single currency variable rate loans on October 1, 1997. The lending rate is based on the average cost of the Bank's pool of specific borrowings for each currency comprising mostly medium- to long-term fixed rate borrowings. It is reset semi-annually and also carries a spread of 50 basis points. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

Single Currency Floating Rate Loans: The Bank introduced LIBOR-based single currency floating rate loans with effect from October 1, 1997. The lending rate is tied to 6-month LIBOR or (EURIBOR) in the currencies of the borrower's choice. The lending rate provides a direct pass-through of the Bank's cost of funds, and is reset annually with a spread of 50 basis points. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The lending rate is based on the amortizing swap rate, that is, single fixed rate equivalent of 6-month LIBOR in the loan currency for value on the rate fixing date. It is based on the Bank's cost of borrowing for funding these loans in the loan currency plus a market risk premium and the Bank's standard spread of 50 basis points. The estimated fair value of single currency fixed rate loans is considered to approximate carrying value.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

The Private Sector Loans: These loans are made at market terms and are at variable interest rates and their carrying values are considered to approximate fair value.

Fair Value

At September 30, 2005 and 2004, the carrying and estimated fair values of loans were as follows:

(UA thousands)		2005		Restated (Note B) 2004	
		Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Public Sector -	Variable rate loans	2 728 271	2 728 271	2 958 100	2 958 100
	Fixed rate loans	2 321 161	2 556 820	2 235 941	2 464 890
Private sector -	Variable rate loans	291 795	291 795	257 504	257 504
	Fixed rate loans	52 416	52 416	59 018	59 018
		5 393 643	5 629 302	5 510 563	5 739 512
Accumulated loan loss provision		192 667	(192 667)	(177 177)	(177 177)
Net loans		**5 200 976**	**5 436 635**	**5 333 386**	**5 562 335**

Loans are expressed in Units of Account but repaid in the currencies disbursed.

Provision for losses on Loan Principal and Charges Receivable

At September 30, 2005, loans made to or guaranteed by certain member countries with an aggregate principal balance of UA 704.16 million, of which UA 351.61 million was overdue were considered to be impaired. The gross amounts of loans and charges receivables that were impaired and the cumulative impairment on them at September 30, 2005 and 2004 were as follows:

(UA thousands)	2005	Restated (Note B) 2004
Outstanding balance on impaired loans	704 162	840 122
Less: accumulated provision for losses on impaired loans	(192 667)	(177 177)
Net balance on impaired loans	**511 495**	**662 945**
Accrued income and charges receivables from impaired loans	313 175	308 425
Less: accumulated provision for impairment	(206 478)	(195 352)
Net accrued income and charges receivables from impaired loans	**106 697**	**113 073**

The movements in the accumulated provision for losses on outstanding loan principal for the nine months ended September 30, 2005 and 2004 were as follows:

(UA thousands)	2005	Restated (Note B) 2004
Balance at January 1	204 984	170 102
Provision for loan losses	(14 378)	7 272
Translation effects	2 061	(197)
Balance at September 30	**192 667**	**177 177**

During the nine months ended September 30, 2005, provisions on private sector loans of UA 0.84 million (2004: UA 0.30 million) were made. The accumulated provisions on private sector loans at September 30, 2005 amounted to UA 13.91 million (2004: UA 13.75 million).

The movements in the accumulated provision for losses on loan interests and charges receivable for the nine months ended September 30, 2005 and 2004 were as follows:

(UA thousands)	2005	Restated (Note B) 2004
Balance at January 1	191 722	185 166
Provision for the period	12 306	10 402
Translation effects	2 450	(216)
Balance at September 30	**206 478**	**195 352**

Interest rates charged on loans outstanding ranged from 2 percent per annum to 10 percent per annum.

Effective July 1, 2002, the outstanding balance and accumulated arrears on interest and charges to the Democratic Republic of Congo (DRC) were restructured into two new consolidated loans. The disbursed and outstanding balance were consolidated into loan "A", while the accumulated arrears on interest and charges were consolidated into a new loan "B". The consolidation of the interest previously due (loan B) resulted in an increase of UA 361.19 million in loans from the DRC. The consolidated loans carry interest at the rate of 8.97 percent, representing the weighted average interest rate on all the DRC loans prior to the consolidation. The final maturity of the consolidated loan is 20 years, which includes a 2-year grace period. The previous loans had final maturities extending to 2010. As at September 30, 2005, the balances outstanding on loans 'A' and 'B' were UA 331.63 million and UA 417.90 million, respectively

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At September 30, 2005, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 4.08 million (2004: UA 14.81 million).

Also, the Bank has provided guarantees for securities issued by an entity eligible for the Banks' loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee Outstanding guarantee of loan principal representing the maximum potential risk if the payments guaranteed for the entity are not made, not included in reported loan balance at September 30, 2005, was nil.

Loan Hedges

In addition to the swaps on borrowings disclosed in Note N, the Bank has entered into interest rate swaps which transform fixed rate income on loans in certain currencies into variable rate income. The fair value of interest rate swaps are included in the Balance Sheet under Accounts Receivable.

At September 30, 2005 and 2004 the carrying and estimated fair values of interest rate swaps on some of the Bank's loan portfolio were as follows:

(UA thousands)	2005		2004	
	Contractor Notional Amount	Estimated Fair Value	Contractor Notional Amount	Estimated Fair Value
Interest Rate Swaps	774 274	(17 051)	720 178	(20 804)

Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief muchearlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible,the debt relief is delivered through annual debt service reductions; and release of up to 80 percent of annual debtservice obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points, of up to 40 percent of total debt relief is provided whenever possible, within a 15-year horizon. At June 30, 2005, the Board of Directors had approved relief for 17 ADB borrowing countries, of which 8 had reached the completion point. During the period ended September 30, 2005, debt relief of UA112.87 million (2004 UA 61.71 million) was received on behalf of the ADB borrowing countries.

Maturity and Currency Composition of Outstanding Loans

Maturity Distribution as at September 30, 2005
(Amounts in UA millions)

	Fixed Rate	Floating	Variable	Total
October 1, 2005 to 31 December 2005	209.37	70.69	192.07	472.13
January 1, 2006 to 31 December 2006	192.47	132.14	186.66	511.27
January 1, 2007 to 31 December 2007	202.47	153.79	181.58	537.84
January 1, 2008 to 31 December 2008	197.17	155.72	176.15	529.04
January 1, 2009 to 31 December 2009	162.89	150.50	174.34	487.73
January 1, 2010 to 31 December 2014	566.33	580.76	511.07	1,658.16
January 1, 2015 to 31 December 2019	502.92	328.55	10.75	842.22
January 1, 2020 to 31 December 2024	339.95	15.30	-	355.25
	2,373.57	**1,587.45**	**1,432.62**	**5,393.64**

Currency Composition and Type of Loans as at September 30, 2005 and 2004

(Amounts in UA millions)

			2005		Restated (Note B) 2004	
			Amount	%	Amount	%
Fixed Rate	Multi Currency	Euro	119.60		146.53	
		Japanese Yen	204.30		257.08	
		Swiss Francs	40.54		47.57	
		Pound Sterling	1.08		1.20	
		US Dollars	248.57		292.09	
		Others	9.73		11.51	
			623.82	11.57	755.98	13.72
	Single Currency	Euro	920.64		715.13	
		Japanese Yen	326.76		333.57	
		Swiss Francs	129.65		133.19	
		Pound Sterling	2.38		2.40	
		US Dollars	334.03		342.49	
		South African Rand	35.97		11.84	
		Others	0.31		0.32	
			1,749.74	32.44	1,538.94	27.93
Floating Rate	Single Currency	Euro	460.12		572.55	
		US Dollars	951.35		810.74	
		Japanese Yen	4.12		2.31	
		South African Rand	171.86		146.66	
		Others	0.00		0.00	
			1,587.45	29.43	1,532.26	27.80
Variable Rate	Multi Currency	Euro	204.31		224.02	
		Japanese Yen	54.85		63.99	
		Swiss Francs	1.35		1.60	
		US Dollars	205.84		218.66	
		Others	0.35		0.46	
			466.70	8.65	508.73	9.23
	Single Currency Converted	Euro	381.36		482.02	
		Japanese Yen	198.88		243.74	
		Swiss Francs	17.63		18.88	
		US Dollars	368.00		429.95	
		Others	0.06		0.06	
			965.93	17.91	1,174.65	21.32
			5,393.64	**100.00**	**5,510.56**	**100.00**

Summary of Currency Composition of Loans at September 30, 2005 and 2004:

(Amounts in UA millions)

	2005		Restated (Note B) 2004	
	Amount	%	Amount	%
Euro	2,086.04	38.68	2,140.26	38.84
Japanese Yen	788.91	14.63	900.71	16.35
Swiss Francs	189.18	3.51	201.24	3.65
Pound Sterling	3.46	0.06	3.60	0.07
US Dollars	2,107.79	39.08	2,093.95	37.99
South African Rand	207.83	3.85	158.50	2.88
Others	10.43	0.19	12.30	0.22
Total	**5,393.64**	**100.00**	**5,510.56**	**100.00**

The distribution of outstanding loans at September 30, 2005 and 2004 by sector was as follows:

(Amounts in UA million)				
			Restated (Note B)	
	2005		2004	
	Amount	%	Amount	%
Finance	1,148.25	21.29	1,095.92	19.89
Multi-Sector	1,553.69	28.81	1,598.39	29.01
Communications	160.54	2.98	176.31	3.20
Power	405.92	7.53	395.03	7.17
Social	193.57	3.59	167.44	3.04
Transport	783.31	14.52	674.40	12.24
Agriculture & Rural Development	446.65	8.28	662.65	12.03
Industry, Mining and Quarrying	368.49	6.83	377.64	6.85
Water supply and Sanitation	333.22	6.17	362.78	6.57
Total	**5,393.64**	**100.00**	**5,510.56**	**100.00**

Note K – Equity Participations

The Bank's participation in the equity of African Development Fund and other institutions was as follows:

African Development Fund

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increase and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants, which reports to the Board of Governors made up of representatives of the State Participants and the ADB. Although the ADB exercises fifty percent (50%) of the voting powers in ADF, the Agreement establishing the Fund provides that in the event of termination of its operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscription, after settlement of any outstanding claims against the participants. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a management fee. The management fee paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, management fees incurred by ADF for the period ended September 30, 2005 amounted to UA 81.16 million (2004: UA 72.62 million), representing 69.64 percent (2004: 70.36 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank. As at September 30, 2005, the Bank's subscriptions to ADF amounted to UA 111.74 million.

Other Equity Participations

As at September 30, 2005 and 2004, the cost and carrying values of the Bank's equity participation in other institutions (including private sector equity participations) were as follows:

(Amounts in UA thousands)

Institutions	Year Established	Callable	Carrying Value 2005	Carrying Value 2004
Regional Development Banks :				
BDEAC	1975	2,280	1,520	1,545
East African Development Bank	1967	-	5,000	5,000
P T A Bank	1985	10,000	5,000	5,000
Afreximbank	1993	10,349	6,899	6,807
BOAD	1973	1,900	633	644
BDEGL	1980	-	1,946	1,946
		24,529	20,998	20,942
Other Develoment Institutions :				
K-REP Bank Limited	1997	-	685	647
Zimbabwe Development Bank	1984	-	1	1
Meridien BIAO SA	1991	-	-	5,106
Africa - Re	1977	-	6,010	5,930
Shelter Afrique	1982	-	3,450	3,404
Development Bank of Zambia	1974	-	-	-
National Development Bank of Sierra Leone *		-	-	-
		-	10,146	15,088
Investment Funds (carried at estimated fair value):		-		
AIG Africa Infrastructure Fund	1999	4,644	23,870	18,721
South Africa Infrastructure Fund	1996	1,318	11,348	9,699
Acacia Fund Limited	1996	-	557	679
Zambia Venture Capital Fund	1996	-	630	1,098
Indian Ocean Regional Fund Limited	1999	-	367	1,244
Msele Nedventure Limited	1995	-	-	1,266
		5,962	36,772	32,707
		30,491	67,916	68,737
Less: Accumulated provision for equity losses		-	(4,247)	(13,445)
Net		**30,491**	**63,669**	**55,292**

* Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.

Equity investments at September 30, 2005 included an amount of UA 2.36 million representing the fair value of investment carried at fair value. The cost of such investment at September 30 2005 was UA 34.42 million. There was no provision for losses on Equity investments carried at fair value.

Accumulated provision for equity losses is made up as follows:

(UA thousands)	2005	2004
BDEGL	1,946	1,946
Zimbabwe Development Bank	1	1
PTA Bank	1,500	1,500
South African Infrastructure Fund	-	2,566
Zambia Venture Capital Fund	-	205
Msele Nedventure Limited	-	886
Meridien BIAO	-	5,105
BDEAC	-	1,236
East Africa Development Bank	800	-
	4,247	13,445

An analysis of the movement in accumulated provision for loss on equity participation is as follows:

(UA thousands)	2005	2004
Balance at January 1	4 247	17 879
Provision for the period	-	(4 523)
Translation Adjustment	-	89
Balance at September 30	4 247	13 445

Note L – Fixed Assets

(UA thousands)

		Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipments & Motor Vehicles	Total
Cost:	Balance at 1 January 2005	141	22 752	6 196	48 732	**77 821**
	Additions during the period	-	-	753	2 577	**3 330**
	Disposals during the period	-	-	-	(150)	**(150)**
	Balance at 30 September 2005	141	22 752	6 949	51 159	**81 001**
Accumulated Depreciation:	Balance at 1 January	-	21 080	3 809	35 328	**60 217**
	Depreciation during the period	-	76	635	4 417	**5 128**
	Balance at 30 September 2005	-	21 156	4 444	39 745	**65 345**
Net Book Values:	30 September 2005	**141**	**1 596**	**2 505**	**11 414**	**15 656**
	30 September 2004	**141**	**1 705**	**2 490**	**13 955**	**18 291**

Note M – Administrative Expenses

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However the allocated expenses to NTF shall not exceed 20 percent of the gross income of NTF. The administrative expenses comprised the following:

(UA thousands)

	2005	**2004**
Personnel expenses	89 009	80 331
Other general expenses	22 650	18 560
Total	**111 659**	**98 891**
Reimbursable by ADF	(81 161)	(72 620)
Reimbursable by NTF	(1 574)	(1 075)
Net	**28 924**	**25 196**

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to hedge its administrative expenses. These transactions were entered into with a zero lock-in cost. The nominal value of the forward transactions as at September 30, 2005 amounted to UA 187.55 million with an unfavorable market value of UA 9.90. million.

Included in general administrative expenses is an amount of UA 3.09 million (2004: UA 2.24 million) incurred under operating lease agreements for offices in Tunisia and certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases, which fall due as follows:

UA thousands)

	2005	2004
Within one year	2 252	2 301
In the second to fifth years inclusive	394	324
Total	2 646	2 625

Leases are generally negotiated for an average term of one (1) to three (3) years and rentals are fixed for an average of one (1) year.

Note N – Borrowings

The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost effective funding. In addition to long-and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted.

The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank's *Assets and Liability Management Guidelines*, which include requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At September 30, 2005, total borrowing, before fair valuation option, excluding embedded derivatives, amounted to UA 5,556.61 million comprising senior debt and subordinated debt amounting to UA 4,827.15 million and UA 729.46 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8,523.92 million was 56.63 percent. Also at September 30, 2005 the ratio of total outstanding borrowings to the total callable capital of UA 19,368.17 million was 28.69 percent.

At September 30, 2005, borrowings with embedded callable options amounted to UA 545.55 million (2004: UA 470.06 million). These options can be exercised annually on interest payments dates from the time the bond is first callable until its maturity date.

Certain of the Bank's borrowings have been obtained from the governments of some member countries of the Bank and are interest free. At September 30, 2005, in accordance with requirements of IAS 20 Accounting for Governments and /disclosure of Governments Assistance, the subsidized –interest –rate has not been quantified though the imputation of interest expense.

A summary of the Bank's borrowings portfolio at September 30, 2005 and 2004 follows:

Borrowings and Swaps at September 30, 2005

(Amounts in UA millions)

		Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps			Net Currency Obligations		
Currency	Rate Type	Amount	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro	Fixed	253.30	6.50	1.0	141.77	8.71	13.9	194.67	5.16	2.6	589.74	6.59	4.6
		-	-	-	-	-	-	(253.30)	6.50	1.0	(253.30)	6.50	1.0
	Adjustable	63.33	4.40	1.6	1,800.77	2.20	6.2	316.63	5.60	1.1	2,180.73	2.76	5.3
		-	-	-	(173.17)	1.43	6.8	(258.00)	2.74	2.4	(431.17)	2.21	4.2
Sterling	Fixed	60.93	11.13	4.3	-	-	-	-	-	-	60.93	11.13	4.3
		-	-	-	-	-	-	(60.93)	11.13	4.3	(60.93)	11.13	4.3
	Adjustable	-	-	-	-	-	-	60.93	10.67	4.3	60.93	10.67	4.3
		-	-	-	(60.93)	10.67	4.3	-	-	-	(60.93)	10.67	4.3
Japanese Yen	Fixed	1,176.83	2.73	5.6	-	-	-	243.89	4.64	2.6	1,420.72	3.06	5.1
		-	-	-	(309.74)	2.55	7.5	(783.86)	2.54	3.5	(1,093.60)	2.54	4.6
	Adjustable	815.82	1.26	3.6	-	-	-	851.54	(0.06)	3.8	1,667.36	0.59	3.7
		-	-	-	(1,211.49)	2.11	4.6	(311.57)	0.60	3.5 5	(1,523.06)	1.80	4.4
US Dollars	Fixed	2,330.87	3.44	8.2	-	-	-	-	-	-	2,330.87	3.44	8.2
		-	-	-	(310.46)	7.57	13.0	(1,530.57)	2.90	5.6	(1,841.03)	3.69	6.8
	Adjustable	20.70	2.01	9.9	1,181.72	3.62	6.0	1,416.05	2.82	5.4	2,618.47	3.17	5.7
		-	-	-	(640.74)	2.62	5.4	(20.70)	3.44	9.9	(661.44)	2.65	5.5
Others	Fixed	1,215.90	1.80	7.3	12.40	1.89	6.4	-	-	-	1,228.30	1.80	7.3
		-	-	-	(953.85)	1.32	8.3	(97.63)	7.20	4.7	(1,051.48)	1.87	8.0
	Adjustable	-	-	-	233.57	6.92	7.4	258.05	0.77	2.5	491.62	3.69	4.8
		-	-	-	-	-	-	(160.42)	1.50	2.5	(160.42)	1.50	2.5
Total	Fixed	5,037.83	3.13	7.0	154.17	8.16	13.3	438.56	4.87	2.6	5,630.56	3.40	6.8
		-	-	-	(1,574.05)	2.79	9.1	(2,726.29)	3.47	4.5	(4,300.34)	3.22	6.2
	Adjustable	899.85	1.50	3.6	3,216.06	3.06	6.2	2,903.20	2.26	4.2	7,019.11	2.53	5.0
		-	-	-	(2,086.33)	2.46	5.0	(750.69)	1.61	3.1	(2,837.02)	2.23	4.5
Principal at face value		5,937.68	2.88	6.5	(290.15)			(135.22)			5,512.31	3.03	
Net unamortized premium/(discount)		(381.07)			254.70			108.18			(18.19)		
		5,556.61			(35.45)			(27.04)			5,494.12		
Borrowings - Fair value option effect		51.65			-			-			51.65		
IAS 39 Adjustment		-			19.75 (c)			11.74 (c)			31.49		
Total		**5,608.26**	**2.88**	**6.5**	**15.70**			**(15.30)**			**5,577.26**	**3.03**	

The estimated fair value of borrowings at September 30, 2005 was UA 5,919.33 million.

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at September 30, 2005.
c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at September 30, 2004

(Amounts in UA millions)

		Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps			Net Currency Obligations		
Currency	Rate Type	Amount	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro	Fixed	257.56	6.50	2.0	144.15	8.71	14.9	197.94	5.17	3.6	599.65	6.59	5.6
		-	-	-	-	-	-	(257.55)	6.50	3.7	(257.55)	6.50	3.7
	Adjustable	64.39	3.20	2.6	1,932.50	2.11	7.2	321.95	5.64	2.2	2,318.84	2.63	6.4
		-	-	-	(129.62)	1.95	7.4	(262.33)	2.74	3.4	(391.95)	2.48	4.7
Sterling	Fixed	61.22	11.13	5.3	-	-	-	-	-	-	61.22	11.13	5.3
		-	-	-	(61.22)	9.21	5.3	(61.22)	11.13	5.3	(122.44)	10.17	5.3
	Adjustable	-	-	-	-	-	-	61.22	9.21	5.3	61.22	9.21	5.3
		-	-	-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	1,068.38	2.95	6.2	-	-	-	245.31	4.64	4.0	1,313.69	2.55	5.8
		-	-	-	(311.54)	2.55	8.6	(788.42)	2.54	4.6	(1,099.96)	2.54	5.7
	Adjustable	869.02	2.47	10.3	-	-	-	856.49	0.06	4.7	1,725.51	1.27	7.5
		-	-	-	(1,151.70)	2.00	12.0	(313.38)	0.60	4.6	(1,465.08)	1.70	10.4
US Dollars	Fixed	2,442.71	4.00	8.1	-	-	-	-	-	-	2,442.71	4.00	8.1
		-	-	-	(374.41)	5.66	6.8	(1,367.33)	3.31	6.1	(1,741.74)	3.82	6.3
	Adjustable	13.61	1.60	14.9	1,126.73	1.98	12.3	1,232.05	2.03	5.7	2,372.39	2.00	8.9
		-	-	-	(632.22)	1.98	6.5	-	-	-	(632.22)	1.98	6.5
Others	Fixed	1,100.00	1.75	7.7	12.53	1.89	7.7	162.14	0.76	4.0	1,274.67	1.63	7.2
		-	-	-	(920.06)	1.63	8.7	(172.70)	2.26	3.4	(1,092.76)	1.73	7.9
	Adjustable	-	-	-	181.69	7.95	8.0	10.55	10.96	0.[illegible]	192.24	8.12	7.6
		-	-	-	-	-	-	-	-	-	-	-	-
Total	Fixed	4,929.87	3.59	7.2	156.68	8.16	14.3	605.39	3.77	3.9	5,691.94	3.74	7.0
		-	-	-	(1,667.23)	2.99	8.1	(2,647.22)	3.50	5.2	(4,314.45)	3.30	6.3
	Adjustable	947.02	2.51	9.8	3,240.92	2.39	9.0	2,482.26	2.03	4.9	6,670.20	2.28	7.6
		-	-	-	(1,913.54)	1.99	9.9	(575.71)	1.58	4.1	(2,489.25)	1.89	8.5
Principal at face value		5,876.89	3.42	7.6	(183.17)			(135.28)			5,558.44	3.14	
Net unamortized premium/(discount)		(407.08)			264.39			122.84			(19.85)		
		5,469.81			81.22			(12.44)			5,538.59		
Borrowings - Fair value option effect		(2.31)			-			-			(2.31)		
IAS 39 Adjustment		-			50.39 (c)			(28.16) (c)			22.23		
Total		**5,467.50**	**3.42**	**7.6**	**131.61**			**(40.60)**			**5,558.51**	**3.14**	

The estimated fair value of borrowings at September 30, 2004 was UA 5,835.19 million.

a. Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at September 30, 2004.

c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

The maturity structure of outstanding borrowings as at September 30, 2005 is as follows:

(UA millions)

Periods	Ordinary	Callable	Total
1 October 2005 to 31 December 2005	-	20.12	20.12
1 January 2006 to 31 December 2006	253.31	503.92	757.23
1 January 2007 to 31 December 2007	298.99	15.53	314.52
1 January 2008 to 31 December 2008	1 101.28	6.10	1 107.38
1 January 2009 to 31 December 2009	68.99	-	68.99
1 January 2010 to 31 December 2014	1 706.69	-	1 706.69
1 January 2015 to 31 December 2019	1 325.31	-	1 325.31
1 January 2020 to 31 December 2024	545.69	-	545.69
1 January 2025 to 31 December 2029	67.46	-	67.46
1 January 2030 to 31 December 2035	24.29	-	24.29
Sub-total	5 392.01	545.67	5 937.68
Net unamortized premium	(380.95)	(0.12)	(381.07)
	5 011.06	**545.55**	**5 556.61**
Borrowing- FVO			**51.65**
TOTAL			**5 608.26**

Unrealized net gains/(losses) on non-trading derivatives - Fair Value Option

Unrealized net gains on non-trading derivatives on which fair value option has been exercised included in income and expenses for the period ended September 30, 2005 and 2004 are as follows:

(UA thousands)	2005	Restated 2004
Interest Rate swaps on borrowings	(23 609)	5 036
Cross currency swaps on borrowings	92 171	18 888
Bonds option fair value	(49 786)	119 455
Total	**18 776**	**143 379**

Unrealized net gains/(losses) on non-trading derivatives

Unrealized net gains/(losses) on non-trading derivatives included in income and expenses for the period ended September 30, 2005 and 2004 are as follows:

(UA thousands)	2005	Restated 2004
Interest Rate swaps on borrowings	(18 991)	6 400
Cross currency swaps on borrowings	(170)	1 086
Interest rate swaps on loans	665	(1 551)
Embedded derivative stripped off borrowings	(2 807)	(1 736)
Macro-hedge swaps	2 072	3 630
Total	**(19 231)**	**7 829**

Borrowing expenses for the nine months ended September 30, 2005 and 2004 comprised the following:

(UA thousands)

	2005	**2004**
Charges to bond issuers	165 181	182 394
Net charges received from Swap Counter-parties	(1 878)	(43 650)
	163 303	138 744
Amortization of issuance costs	1 253	2 288
Borrowing expenses for the period	**164 556**	**141 032**

Note O – Net Currency Position at September 30, 2005

(UA thousands)

		Euro	United States Dollars	Japanese yen	Sterling	Other	Sub-total	Units of Account	Total
Assets									
Due from Bank		2,352	5,769	3,581	1,663	4,683	18,048	0	18,048
Demand obligations		0		0		3,800	3,800	0	3,800
Investments - Trading	(a)	982,192	1,111,606	(70,255)	77,502	196,400	2,297,444	0	2,297,444
Investments - Held to Maturity		541,213	938,479	249,015	423,959		2,152,666	0	2,152,666
Non negotiable Instruments on account of capital		1,410	18,861			0	20,271	5,772	26,043
Accounts receivable		96,469	160,866	78,257	128,728	32,971	497,291	31,700	528,991
Loans		2,029,279	2,015,792	757,409	3,263	395,233	5,200,976		5,200,976
Equity participation		2,153	41,783		0	12,033	55,969	119,441	175,410
Other assets			184	0	63	234	481	15,655	16,136
		3,655,068	**4,293,340**	**1,018,007**	**635,178**	**645,354**	**10,246,946**	**172,568**	**10,419,514**
Liabilities and Equity									
Accounts payable		(116,394)	(112,729)	(22,768)	(111,360)	(36,498)	(399,749)	(15,006)	(414,755)
Borrowings and embedded derivatives		(316,346)	(2,228,136)	(1,990,816)	(58,325)	(962,988)	(5,556,611)	(52,095)	(5,608,706)
		(432,740)	(2,340,865)	(2,013,584)	(169,685)	(999,486)	(5,956,360)	(67,101)	(6,023,461)
Currency swaps on borrowings and related derivatives	(b)	(1,769,368)	(205,257)	1,521,228	60,929	454,959	62,491	(48,539)	13,952
Currency position as at September 30, 2005		**1,452,960**	**1,747,218**	**525,651**	**526,422**	**100,827**	**4,353,077**	**56,928**	**4,410,005**
% of sub-total		33.38	40.14	12.08	12.09	2.32	100.00		
SDR Composition as at September 30, 2005		35.39	39.81	12.80	12.00	-	100.00		

(a) Investments held for trading is made up as follows:

Amount per balance sheet :	
Investments held for trading net of repos	2,306,976
Swaps receivable	80,051
Swaps payable	(89,583)
Amount per statement of net currency position	2,297,444

(b) Currency Swaps on borrowings is made up as follows:

Amount per balance sheet :	
Swaps receivable	329,627
Swaps payable	(315,675)
Net Swaps on borrowings per statement of net currency position	13,952

Note P – Liquidity Position

The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations while at the same time allowing the flexibility in deciding the appropriate time to access the capital markets. The Bank's liquidity policy requires that it holds liquid assets in a target zone, above the required prudential minimum level of liquidity (PML) and less than the operational level of liquidity (OLL). The PML is computed as the sum of the debt service payment for the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. As an operational guideline, the OLL is computed as the prudential minimum level of liquidity (PML) plus 50 percent of the stock of undisbursed loans. The table below provides an analysis of assets, liabilities and members' equity into relevant maturity groupings based on the remaining period from the balance sheet date to contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities, the earliest possible repayment date is shown, while for assets, it is the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

Liquidity position at September 30, 2005

(UA thousands)

	Up to and including 1 year	Over 1 year and up to 2 years	Over 2 years and up to 3 years	Over 3 years and up to 4 years	Over 4 years and up to 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Maturity undefined	Total
Assets										
Due from Bank	18,048					-	-		-	18,048
Demand obligations	3,800					-	-			3,800
Amount receivable from currency Swaps	93,827	14,615	18,322	-	38,116	213,779	3,026	27,993		409,678
Investments - Trading (net of REPOS)	2,306,976									2,306,976
Investments - Held to Maturity	76,290	188,270	225,198	229,437	303,787	1,115,890	13,794			2,152,666
Non negotiable Instruments on account of capital	6,560	4,773	3,838	3,873	3,958	3,041				26,043
Accounts receivable	326,766	202,225				-	-	-		528,991
Loans	472,137	511,261	537,835	529,039	487,739	1,658,164	842,228	355,240		5,393,643
Accumulated loan loss provision									(192,667)	(192,667)
Equity participation	-								175,410	175,410
Other assets	480					-			15,656	16,136
	3,304,884	**921,144**	**785,193**	**762,349**	**833,600**	**2,990,874**	**859,048**	**383,233**	**(1,601)**	**10,838,724**
Liabilities and Equity										
Accounts payable	(253,303)	(161,452)								(414,755)
Amounts payable for currency swaps	(144,730)	(13,656)	(68,893)	(6,669)	(39,245)	(60,409)	(34,462)	(37,194)		(405,258)
Borrowings and embedded derivatives	(20,120)	(757,230)	(314,520)	(1,107,380)	(68,990)	(1,706,690)	(1,325,311)	(637,440)	328,975 *	(5,608,706)
Equity									(4,410,005)	(4,410,005)
	(418,153)	(932,338)	(383,413)	(1,114,049)	(108,235)	(1,767,099)	(1,359,773)	(674,634)	(4,081,030)	(10,838,724)
Liquidity position as at September 30, 2005	**2,886,731**	**(11,194)**	**401,780**	**(351,700)**	**725,365**	**1,223,775**	**(500,725)**	**(291,401)**	**(4,082,631)**	**-**

* Comprises of pre-issuance costs and IAS 39 adjustments on borrowings.

	Up to and including 1 year	Over 1 year and up to 2 years	Over 2 years and up to 3 years	Over 3 years and up to 4 years	Over 4 years and up to 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Maturity undefined	Total
Supplementary information										
Loans in chronic arrears (more than 2 years) included in loan balance above	368,142	66,366	66,289	55,458	42,621	90,751	84	-		689,711

Note Q – Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's dealing portfolio are assumed to reprice within the "Up to and including 1 year" category.

Interest Rate Risk Position at September 30, 2005:

(UA thousands)

		Up to and including 1 year	Over 1 year and up to 2 years	Over 2 years and up to 3 years	Over 3 years and up to 4 years	Over 4 years and up to 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Non interest bearing funds	Total
Assets											
Due from Bank		18,048					-	-		-	18,048
Demand obligations		3,800					-	-		-	3,800
Investments - Trading	(a)	2,297,444									2,297,444
Investments - Held to Maturity		69,910	187,082	219,519	227,373	298,014	1,098,011	6,062		46,695	2,152,666
Non negotiable Instruments on account of capital		-	6,561	4,773	3,838	3,873	3,958	3,040		-	26,043
Accounts receivable		307,725	427,744				-	-	-	(206,478)	528,991
Loans		228,708	2,015,279	332,202	252,836	180457	206,442	1,029,230	1,148,489	-	5,393,643
Accumulated loan loss provision										(192,667)	(192,667)
Equity participation		-					-			175,410	175,410
Other assets		-					-	-		16,136	16,136
		2,925,635	2,636,666	556,494	484,047	482,344	1,308,411	1,038,332	1,148,489	(160,904)	10,419,514
Liabilities and Equity											
Accounts payable		(253,303)	(161,452)				-	-	-		(414,755)
Borrowings	(b & c)	-	(4,246,008)	(170,351)	(54,116)	(215)	(62,308)	(520,932)	(458,379)	(82,445)	(5,594,754)
Macro hedge swaps		(242,686)	22,312	9,611	9,612		201,151				-
		(495,989)	(4,385,148)	(160,740)	(44,504)	(215)	138,843	(520,932)	(458,379)	(82,445)	(6,009,509)
Position of interest rate risk as at September 30, 2005		**2,429,646**	**(1,748,482)**	**395,754**	**439,543**	**482,129**	**1,447,254**	**517,400**	**690,110**	**(243,349)**	**4,410,005**

(a) Investments held for trading is made up as follows:

Amount per balance sheet :	
Investments trading	2,948,758
Swaps receivable	80,051
Swaps payable	(89,583)
Securities sold under agreements to repurchase	(641,782)
Amount per statement of interest rate risk	2,297,444

(b) Borrowings is made up as follows:

Amount per balance sheet :	
Borrowings	5,556,611
Currency Swaps receivable	(329,627)
Currency Swaps payable	315,675
Embedded derivatives and fair valuation	52,095
Net borrowings per statement of interest rate risk	5,594,754

(c) Non interest bearing funds included in borrowings is made up as follows:

Cross currency swaps - IAS 39 adjustment	(19,751)
Interest rate swaps - IAS 39 adjustment	(11,736)
Interest rate swaps loans - IAS 39 adjustment	(17,050)
IAS 39 adjustment of embedded derivatives on borrowings	(446)
Bonds Fair Value Option	(51,649)
Net issuance costs on swaps and borrowings	18,187
	(82,445)

Note R – Financial Risks

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risk:

Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects. Potential losses from country credit risk are considered in the determination of the accumulated provision for loan losses. The individual country exposure to the Bank on outstanding loans is disclosed in Note V.

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counterparty. The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

Market Risks: Market risks encompass funding, liquidity, currency and interest, and exchange rate risks. Such risks are managed through the pricing of loans and the Bank's overall asset and liability management practices. The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service payment of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service payment of the next year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50% of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's recent loans, has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities). Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market based loan products, the Bank's net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (6-month LIBOR floating rate).

Note S – Grants

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank. The undisbursed balances of the grant resources at September 30, 2005 and 2004 comprised the following:

(UA thousands)	2005	2004
AMINA	1 402	1 379
AMTA/NAMTA	141	23
Belgium	2 373	2 625
Canada	503	283
China	54	54
Denmark	1 512	1 660
Finland	455	273
France	3 127	3 132
India	1 201	1 431
Italy	7 756	2 302
Korea	1 433	1 422
Nordic	1 578	31
The Netherlands	3 135	1 109
Norway	1 306	1 289
Spain	376	589
Sweden	1 429	2 097
Switzerland	270	273
Others	2 898	1 555
TOTAL	**30 949**	**21 527**

Note T – Segment Reporting

Other than the private sector lending operations, which at September 30, 2005 accounted for about 6 percent of the lending operations of the Bank and therefore considered to be insignificant to make a meaningful segment reporting, Management believes that the Bank has only one reportable segment, because it does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. With regards to loans made to, or guaranteed by member countries, given the nature of the Bank, the risk and return profiles are sufficiently similar among borrowers that the Bank does not differentiate between the nature of the products or services provided, the preparation process or the method for providing the services among individual countries.

Note U – Related Party Transactions

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "nonregional members" respectively), subscriptions to the Capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governor appointed by each member of the Bank, who exercises the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Notes W and X. The Board of Directors, which is constituted by eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors. Outstanding balances on loans granted to regional member countries are disclosed in Note V. Outstanding borrowings of the Bank are disclosed in Note N.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the African Development Fund (ADF). Furthermore, the Bank administers various special funds and trust funds which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the Nigeria Trust Fund (NTF) as well as multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50 percent of the voting power in ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year. The Bank's investment in ADF is included in Equity Participation and disclosed in Note K. In addition to the amount reported as Equity Participation, the Bank periodically makes net income allocation to the Fund, to further its objectives. Net income allocations are reported as Other Resources in the books of the Fund. Net income allocation to the Fund in 2005 amounted to UA 46.30 million (2004: UA 10.00 million). The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and, in this connection the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank, its share of administrative expenses for such utilization. Share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note M.

The Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds are disclosed in Note S.

The Bank also administers the Staff Retirement and Medical Benefits Plan. The activities of the Staff Retirement and Medical Plan are disclosed in Note D.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the period ended September 30 2005 and 2004 is made up as follows:

UA thousands)	2005	2004
Salaries	9 038	8 676
Termination Benefits	231	237
Contribution to Retirement and Medical Plan	1 576	1 522
Other benefits	3 649	3 682
Total	**14 494**	**14 117**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable on the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At September 30, 2005 outstanding balances on loans and advances to management staff amounted to UA 3.09 million (2004: UA 2.84 million). No expense was recognized during the year in respect of doubtful debts due from related parties.

NOTE V – Summary of Loans as at September 30, 2005

(Amounts in UA thousands)

Country	No of Loans*	Total Loans*	Unsigned Loans	Undisbursed Balance	Outstanding Balance*	% of Total Loans
Algeria	7	279,445	-	120,667	158,778	2.94
Angola	4	2,493	-	-	2,493	0.05
Botswana	7	23,961	-	-	23,961	0.44
Cameroon	8	101,257	-	25,415	75,842	1.41
Centrafrique**	1	2,399	-	-	2,399	0.04
Comoros**	1	6,302	-	-	6,302	0.12
Congo	5	58,954	-	-	58,954	1.09
Côte D'Ivoire**	14	361,573	-	4,089	357,483	6.63
Dem Rep Congo	10	749,513	-	-	749,513	13.90
Egypt	9	390,000	146,145	4,277	239,578	4.44
Ethiopia	7	52,303	-	-	52,303	0.97
Gabon	18	266,255	15,439	51,936	198,880	3.69
Ghana	5	30,314	-	-	30,314	0.56
Guinea	5	24,379	-	-	24,379	0.45
Kenya	4	19,384	-	-	19,384	0.36
Lesotho	1	2,046	-	-	2,046	0.04
Liberia**	17	40,419	-	-	40,419	0.75
Malawi	1	7,415	-	-	7,415	0.14
Mauritania	2	37,487	-	0	37,487	0.70
Mauritius	9	36,954	7,793	25,931	3,230	0.06
Morocco	19	1,497,387	113,362	633,393	750,632	13.92
Multinational	6	71,284	32	31,559	39,693	0.74
Namibia	8	128,072	-	73,921	54,151	1.00
Nigeria	13	369,860	-	12,925	356,935	6.62
Senegal	4	48,953	-	-	48,953	0.91
Seychelles**	9	20,179	-	-	20,179	0.37
Somalia**	3	3,708	-	-	3,708	0.07
South Africa	4	210,444	-	34,496	175,948	3.26
Sudan**	5	54,627	-	-	54,627	1.01
Swaziland	10	115,048	-	40,323	74,726	1.39
Tanzania	1	4,396	-	-	4,396	0.08
Tunisia	42	1,783,557	318,524	319,844	1,145,189	21.23
Uganda	1	2,225	-	-	2,225	0.04
Zambia	7	28,024	-	-	28,024	0.52
Zimbabwe**	12	198,884	-	-	198,884	3.69
Total Public Sector	**279**	**7,029,502**	**601,294**	**1,378,776**	**5,049,432**	**93.62**
Total Private Sector	**34**	**580,745**	**134,280**	**102,254**	**344,211**	**6.38**
	313	**7,610,247**	**735,574**	**1,481,030**	**5,393,643**	**100.00**

***Slight differences may occur in totals due to rounding**

***Excludes fully repaid loans and cancelled loans.**

**** Country in arrears as at 30.09.2005**

NOTE W - Statement of Subscriptions to the Capital Stock and Voting Power as at 30 September, 2005
(Amounts in UA thousands)

		PRE - GCI-IV (3)			GCI - IV (4)					GCI - V (5)														
	MEMBER STATES	Paid-up share	Callable shares	Total	Paid-up shares	Paid-in shares	Callable shares	Total	Total (6) shares	Paid-up shares	Paid-in shares	Callable shares	Total	Total (7) shares	% of Total	Callable Capital	Paid-up Capital	Amount due	Amount paid	Amounts in arrears	Excess (2 payments	Number (1) of Votes	Voting power	No.
1	ALGERIA	4,493	31,451	35,944	4,022	4,022	28,155	32,177	68,120	903	564	14,154	14,718	82,838	3.832	737,600	90,780	90,780	90,794	-	14	83,463	3.787	1
2	ANGOLA	2,003	14,023	16,027	610	610	4,273	4,883	20,910	270	202	4,225	4,427	25,337	1.172	225,212	28,157	28,157	28,162	-	5	25,963	1.178	2
3	BENIN	201	1,406	1,607	236	236	1,652	1,888	3,494	45	45	706	751	4,245	0.196	37,633	4,817	4,817	4,817	-	-	4,871	0.221	3
4	BOTSWANA	1,982	13,871	15,852	2,816	2,816	19,713	22,529	38,381	495	309	7,757	8,066	46,447	2.148	413,405	51,065	51,065	51,069	-	4	47,071	2.136	4
5	BURKINA FASO	264	1,847	2,111	762	762	5,334	6,096	8,206	80	39	1,243	1,282	9,488	0.439	84,231	10,648	10,648	10,655	-	8	10,114	0.459	5
6	BURUNDI	419	2,931	3,350	228	228	1,594	1,822	5,172	-	-	-	-	5,172	0.239	45,256	6,465	6,465	6,465	-	-	5,797	0.263	6
7	CAMEROON	1,346	9,422	10,768	1,037	972	7,260	8,232	19,000	214	214	3,355	3,569	22,567	1.044	200,371	25,308	25,308	25,320	-	12	23,194	1.052	7
8	CAPE VERDE	138	966	1,104	71	71	497	568	1,672	-	-	-	-	1,672	0.077	14,630	2,090	2,090	2,090	-	-	2,297	0.104	8
9	CENT.AFR.REP	102	714	816	20	20	137	156.80	973	-	-	-	-	973	0.045	8,512	1,217	1,217	1,217	-	-	1,598	0.072	9
10	CHAD	139	975	1,114	66	66	461	527	1,641	-	-	-	-	1,641	0.076	14,360	2,052	2,052	2,052	-	-	2,265	0.103	10
11	COMOROS	50	350	400	11	6	75	81	481	-	-	-	-	481	0.022	4,250	560	560	566	-	6	1,091	0.050	11
12	CONGO	719	5,033	5,752	369	369	2,583	2,952	8,704	84	42	1,320	1,362	10,066	0.466	89,363	11,310	11,310	11,310	-	0	10,691	0.485	12
13	COTE D'IVOIRE	3,738	26,166	29,904	6,388	6,388	44,716	51,104	81,008	-	-	-	-	81,008	3.747	708,820	101,260	101,260	97,310	3,950	-	78,473	3.560	13
14	DEM.REP.CONGO	2,294	16,060	18,355	548	548	3,837	4,385	22,740	-	-	-	-	22,740	1.052	198,975	28,426	28,426	28,426	-	-	23,365	1.060	14
15	DJIBOUTI	116	813	929	36	36	249	285	1,213	-	-	-	-	1,213	0.056	10,618	1,517	1,517	1,517	-	-	1,838	0.083	15
16	EGYPT	7,610	53,270	60,880	3,895	3,895	27,265	31,160	92,040	1,187	741	18,602	19,343	111,383	5.152	991,370	122,460	122,460	122,469	-	9	112,009	5.082	16
17	EQ.GUINEA	52	362	414	375	337	2,625	2,962	3,376	5	3	84	87	3,463	0.160	30,713	3,918	3,918	3,924	-	6	4,089	0.186	17
18	ERITREA	-	-	-	322	322	2,253	2,575	2,576	-	-	-	-	2,576	0.119	22,534	3,222	3,222	2,506	716	-	2,628	0.119	18
19	ETHIOPIA	2,367	16,569	18,936	1,211	1,211	8,477	9,688	28,624	369	230	5,785	6,015	34,640	1.602	308,310	38,080	38,080	38,086	-	6	35,265	1.600	19
20	GABON	1,373	9,611	10,984	2,030	2,030	14,215	16,245	27,229	-	-	-	-	27,229	1.259	238,255	34,037	34,037	34,045	-	9	27,854	1.264	20
21	GAMBIA	193	1,351	1,544	169	162	1,179	1,341	2,885	31	25	483	508	3,392	0.157	30,130	3,800	3,800	3,813	-	13	4,019	0.182	21
22	GHANA	2,921	20,447	23,368	1,973	1,896	13,802	15,698	39,066	634	386	9,926	10,312	49,379	2.284	441,751	52,019	52,019	52,044	-	26	50,004	2.269	22
23	GUINEA	678	4,746	5,424	348	348	2,436	2,784	8,208	67	26	1,036	1,062	9,270	0.429	82,182	10,520	10,520	10,525	-	5	9,895	0.449	23
24	GUINEA BISSAU	75	525	600	-	-	-	-	600	-	-	-	-	600	0.028	5,250	750	750	750	-	-	1,225	0.056	24
25	KENYA	2,158	15,106	17,264	1,104	1,104	7,728	8,832	26,096	337	235	5,274	5,509	31,606	1.462	281,080	34,970	34,970	34,979	-	9	32,232	1.462	25
26	LESOTHO	226	1,582	1,808	116	116	812	928	2,736	35	21	553	574	3,310	0.153	29,470	3,630	3,630	3,641	-	11	3,867	0.175	26
27	LIBERIA	422	2,954	3,376	107	107	748	855	4,231	-	-	-	-	4,231	0.196	37,017	5,287	5,287	5,287	-	-	4,855	0.220	27
28	LIBYA	4,914	34,400	39,314	3,302	3,302	23,114	26,416	65,730	848	636	13,284	13,920	79,650	3.684	707,978	88,523	88,523	88,523	-	-	80,275	3.642	28
29	MADAGASCAR	964	6,748	7,712	493	493	3,451	3,944	11,656	150	93	2,356	2,449	14,105	0.652	125,550	15,500	15,500	15,508	-	8	14,731	0.668	29
30	MALAWI	535	3,745	4,280	274	274	1,918	2,192	6,472	-	-	-	-	6,472	0.299	56,630	8,090	8,090	8,090	-	-	7,097	0.322	30
31	MALI	150	1,052	1,202	853	853	5,971	6,824	8,026	91	52	1,418	1,470	9,496	0.439	84,411	10,545	10,545	10,547	-	2	10,122	0.459	31
32	MAURITANIA	119	835	954	423	423	2,960	3,383	4,336	-	-	-	-	4,336	0.201	37,944	5,419	5,419	4,015	1,404	-	3,838	0.174	32
33	MAURITIUS	959	6,713	7,672	491	491	3,437	3,928	11,600	150	93	2,344	2,437	14,037	0.649	124,940	15,430	15,430	15,438	-	8	14,663	0.665	33
34	MOROCCO	5,072	35,504	40,576	2,363	2,363	16,541	18,904	59,480	767	767	12,021	12,788	72,268	3.343	640,660	82,020	82,020	82,020	-	-	72,894	3.307	34
35	MOZAMBIQUE	936	6,547	7,483	481	481	3,367	3,848	11,331	146	109	2,290	2,399	13,729	0.635	122,038	15,264	15,264	15,271	-	7	14,355	0.651	35
36	NAMIBIA	-	-	-	761	761	5,327	6,088	6,088	79	59	1,230	1,289	7,377	0.341	65,570	8,200	8,200	8,203	-	3	8,003	0.363	36
37	NIGER	691	4,835	5,526	-	-	-	-	5,526	-	-	-	-	5,526	0.256	48,353	6,908	6,908	6,908	-	-	6,151	0.279	37
38	NIGERIA	13,208	92,456	105,664	7,252	7,176	50,754	57,930	163,594	2,056	1,136	32,199	33,335	196,928	9.109	1,754,094	215,200	215,200	215,208	-	8	197,553	8.963	38
39	RWANDA	204	1,426	1,629	102	102	711	813	2,442	32	20	494	514	2,956	0.137	26,310	3,253	3,253	3,253	-	-	3,581	0.162	39
40	SAO TOME & P.	129	905	1,034	57	57	398	454	1,488	-	-	-	-	1,488	0.069	13,024	1,864	1,864	1,864	-	-	2,113	0.096	40
41	SENEGAL	1,523	10,659	12,182	843	824	5,897	6,721	18,903	238	148	3,723	3,871	22,778	1.054	202,793	24,948	24,948	24,957	-	9	23,400	1.062	41
42	SEYCHELLES	138	966	1,104	10	10	70	80	1,184	2	2	38	40	1,224	0.057	10,739	1,501	1,501	1,501	-	0	1,849	0.084	42
43	SIERRA LEONE	406	2,842	3,248	256	256	1,794	2,050	5,298	-	-	-	-	5,298	0.245	46,361	6,624	6,624	6,624	-	-	5,924	0.269	43
44	SOMALIA	217	1,521	1,738	25	25	178	203	1,941	-	-	-	-	1,941	0.090	16,986	2,427	2,427	2,427	-	-	2,566	0.116	44
45	SOUTH AFRICA	-	-	-	4,721	4,721	33,044	37,765	37,765	3,113	1,945	48,762	50,707	88,471	4.092	818,060	66,660	66,660	66,666	-	6	89,098	4.043	45
46	SUDAN	845	5,919	6,764	258	258	1,807	2,065	8,829	-	-	-	-	8,829	0.408	77,257	11,036	11,036	11,036	-	-	9,454	0.429	46
47	SWAZILAND	493	3,451	3,944	253	253	1,771	2,024	5,968	77	48	1,206	1,254	7,222	0.334	64,280	7,940	7,940	7,941	-	1	7,847	0.356	47
48	TANZANIA	957	6,697	7,654	960	960	6,720	7,680	15,334	177	127	2,763	2,890	18,224	0.843	161,805	20,437	20,437	20,438	-	1	18,850	0.855	48
49	TOGO	345	2,418	2,763.49	86	86	602	688	3,451	-	-	-	-	3,451	0.160	30,201	4,314	4,314	4,314	-	-	4,077	0.185	49
50	TUNISIA	2,075	14,525	16,600	1,062	1,062	7,434	8,496	25,097	324	243	5,072	5,315	30,411	1.407	270,310	33,800	33,800	33,800	-	-	31,037	1.408	50
51	UGANDA	724	5,065	5,787.80	570	570	3,990	4,560	10,348	54	13	832	845	11,193	0.518	98,863	13,063	13,063	13,066	-	3	11,818	0.536	51
52	ZAMBIA	2,905	20,334	23,239	-	-	-	-	23,239	225	150	3,521	3,671	26,909	1.245	238,553	30,549	30,549	30,549	-	-	27,534	1.249	52
53	ZIMBABWE	3,445	24,115	27,560	1,763	1,763	12,341	14,104	41,664	336	134	5,266	5,400	47,064	2.177	417,221	53,420	53,420	53,423	-	3	47,689	2.164	53
	TOTAL REGIONALS	78,034	546,229	624,263	56,528	56,241	395,671	451,912	1,076,174	13,621	8,857	213,323	222,180	1,298,352	60.056	11,552,225	1,431,300	1,431,300	1,425,427	6,070	198	1,326,550	60.188	

NOTE X (cont.) - Statement of Subscriptions to the Capital Stock and Voting Power as at 30 September, 2005

(Amounts in UA thousands)

		PRE - GCI-IV (3)			GCI-IV (4)					GCI- V (5)														
	MEMBER STATES	Paid-up share	Callable shares	Total	Paid-up shares	Paid-in shares	Callable shares	Total	Total (6) shares	Paid-up shares	Paid-in shares	Callable shares	Total	Total (7) shares	% of Total	Callable Capital	Paid-up Capital	Amount due	Amount paid	Amounts in arrears	Excess (2) payments	Number (1) of Votes	Voting power	No.
	TOTAL REGIONALS	78,034	546,229	624,263	56,528	56,241	395,671	451,912	1,076,174	13,621	8,857	213,323	222,180	1,298,352	60.056	11,552,225	1,431,300	1,431,300	1,425,429	6,070	198	1,326,550	60.188	
1	ARGENTINA	499	3,493	3,992	-	-	-	-	3,992	112	74	1,743	1,817	5,810	0.269	52,364	5,730	5,730	5,735	-	5	6,436	0.292	1
2	AUSTRIA	499	3,493	3,992	250	250	1,750	2,000	5,992	223	139	3,492	3,631	9,623	0.445	87,350	8,880	8,880	8,884	-	4	10,248	0.465	2
3	BELGIUM	718	5,026	5,744	359	359	2,513	2,872	8,616	321	240	5,021	5,261	13,878	0.642	125,600	13,170	13,170	13,178	-	8	14,503	0.658	3
4	BRAZIL	499	3,493	3,992	250	250	1,750	2,000	5,992	221	137	3,461	3,598	9,590	0.444	87,036	8,860	8,860	8,864	-	4	10,215	0.463	4
5	CANADA	4,200	29,400	33,600	2,100	2,100	14,700	16,800	50,400	1,875	1,640	29,373	31,013	81,414	3.766	734,730	79,400	79,400	79,406	-	6	82,040	3.722	5
6	CHINA	1,250	8,750	10,000	625	625	4,375	5,000	15,000	558	348	8,742	9,090	24,090	1.114	218,670	22,230	22,230	22,238	-	8	23,623	1.072	6
7	DENMARK	1,295	9,065	10,360	647	647	4,529	5,176	15,536	578	433	9,054	9,487	25,023	1.157	226,480	23,750	23,750	23,755	-	5	25,649	1.164	7
8	FINLAND	547	3,829	4,376	273	273	1,911	2,184	6,560	244	183	3,823	4,006	10,566	0.489	95,630	10,030	10,030	10,030	-	-	11,192	0.508	8
9	FRANCE	4,200	29,400	33,600	2,100	2,100	14,700	16,800	50,400	1,875	1,406	29,373	30,779	81,179	3.755	734,730	77,060	77,060	77,063	-	3	81,805	3.712	9
10	GERMANY	4,611	32,277	36,888	2,305	2,305	16,135	18,440	55,328	2,058	1,543	32,245	33,788	89,116	4.122	806,570	84,590	84,590	84,595	-	5	89,742	4.072	10
11	INDIA	250	1,750	2,000	125	125	875	1,000	3,000	112	70	1,748	1,818	4,818	0.223	43,730	4,450	4,450	4,450	-	-	5,443	0.247	11
12	ITALY	2,708	18,956	21,664	1,354	1,354	9,478	10,832	32,496	1,209	906	18,939	19,845	52,341	2.421	473,730	49,680	49,680	49,688	-	8	52,967	2.403	12
13	JAPAN	6,142	42,994	49,136	3,071	3,071	21,497	24,568	73,704	2,742	2,056	42,954	45,010	118,714	5.491	1,074,450	112,690	112,690	112,695	-	5	119,340	5.415	13
14	KOREA	499	3,493	3,992	250	250	1,750	2,000	5,992	223	139	3,492	3,631	9,623	0.445	87,350	8,880	8,880	8,884	-	4	10,248	0.465	14
15	KUWAIT	499	3,493	3,992	250	250	1,750	2,000	5,992	223	223	3,492	3,715	9,707	0.449	87,350	9,720	9,720	9,720	-	-	10,333	0.469	15
16	NETHERLANDS	853	5,971	6,824	426	426	2,982	3,408	10,232	381	381	5,963	6,344	16,576	0.767	149,160	16,601	16,601	16,601	-	-	17,202	0.780	16
17	NORWAY	1,295	9,065	10,360	647	647	4,529	5,176	15,536	578	432	9,054	9,486	25,022	1.157	226,480	23,750	23,750	23,755	-	5	25,649	1.164	17
18	PORTUGAL	252	1,764	2,016	126	126	882	1,008	3,024	113	84	1,763	1,847	4,871	0.225	44,090	4,620	4,620	4,628	-	8	5,497	0.249	18
19	SAUDI ARABIA	325	2,275	2,600	-	-	-	-	2,600	97	60	1,515	1,575	4,175	0.193	37,900	3,850	3,850	3,856	-	6	4,801	0.218	19
20	SPAIN	656	4,592	5,248	892	892	6,244	7,136	12,384	639	531	10,011	10,542	22,926	1.060	208,470	20,790	20,790	19,662	1,128	-	23,553	1.069	20
21	SWEDEN	1,728	12,096	13,824	864	864	6,048	6,912	20,736	771	481	12,085	12,566	33,302	1.540	302,290	30,730	30,730	30,739	-	9	33,928	1.539	21
22	SWITZERLAND	1,640	11,480	13,120	820	820	5,740	6,560	19,680	732	457	11,470	11,927	31,607	1.462	286,900	29,170	29,170	29,175	-	5	32,233	1.462	22
23	U.K.	1,881	5,643	7,524	940	940	14,100	15,040	22,564	839	629	13,151	13,780	36,344	1.681	328,940	34,500	34,500	34,503	-	3	36,970	1.677	23
24	U.S.A	7,455	22,365	29,820	3,727	3,727	55,905	59,632	89,452	3,277	2,444	51,325	53,769	143,221	6.625	1,295,949	136,260	136,260	136,265	-	5	143,846	6.527	24
	TOTAL NON-REGIONALS	44,501	274,163	318,664	22,401	22,401	194,143	216,544	535,208	20,001	15,036	313,289	328,325	863,536	39.944	7,815,949	819,391	819,391	818,364	1,128	104	877,462	39.812	
	GRAND TOTAL	122,535	820,392	942,928	78,929	78,642	589,814	668,456	1,611,383	33,622	23,893	526,612	550,505	2,161,888	100.000	19,368,174	2,250,690	2,250,690	2,243,793	7,198	302	2,204,012	100.000	

NOTES:

1. The Bank Agreement provides that each member shall have 625 votes in addition to one vote for each share subscribed by that member.

2. Excess payments will be applied to future installments.

3. Pre-GCI-IV for Regional member states is made up of Initial, Voluntary, First General Increase, Second General Increase and Third General Increase of capital subscriptions. For Non-Regional member states, it refers to their initial capital subscription to the Bank. (The ratio of the paid-up to the callable capital is 1:7).

4. The GCI-IV refers to the fourth capital increase. Shares are issued only upon payment of cash instalments or deposit of notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent installments. (The ratio of the Paid-up to the Callable Capital is 1:7).

5. The GCI-V refers to the fifth capital increase. Shares are issued only upon payment of cash installments or deposit of demand notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent installments. (The ratio of the Paid-up to the Callable Capital is 1:15 2/3).

6. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed and that of GCI-IV shares subscribed.

7. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed, GCI-IV total shares subscribed and that of GCI-V shares subscribed.

In accordance with the decision of the Board of Directors of April 3, 2002, the shares held by the former Socialist Federal Republic of Yugoslavia (SFRY) have been transferred to the Bank, consistent with Article 6(6) of the Bank Agreement, and are considered Treasury Shares. In this connection, and as directed by the Board of Directors, the Bank initiated discussions with the successor states of SFRY, to determine whether they would be intersted in becoming members of the Bank. The Republic of Slovenia (which is one of the successor states) has advised that it would not be considering membership in the Bank, and has therefore offered the Bank, as part of its Official Development Assistance (ODA), the value of its pro rata interest in the shares of SFRY. Accordingly, 909 shares held by SFRY, corresponding to Slovenia's pro rata interest in such shares, will be offered for re-allocation under the Share Transfer Rules.

AFRICAN DEVELOPMENT BANK

NOTE X - Supplementary Statement of Subscriptions to the Capital Stock as at 30 September, 2005
(Amounts in UA thousands)

		AMOUNT DUE				0.000 AMOUNT PAID				AMOUNT IN ARREARS				EXCESS PAYMENTS				
	MEMBER STATES	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes *	Total	Convertible Currency	Local Currency	Notes	Total	Convertibl Currency	Local Currency	Notes	Total	No
1	ALGERIA	80,670	7,750	2,360	90,780	80,684	7,750	2,360	90,794	-	-	-	-	14	-	-	14	1
2	ANGOLA	20,371	7,786	-	28,157	20,376	7,786	-	28,162	-	-	-	-	5	-	-	5	2
3	BENIN	4,817	-	-	4,817	4,817	-	-	4,817	-	-	-	-	-	-	-	-	3
4	BOTSWANA	41,683	9,383	-	51,065	41,686	9,383	-	51,069	-	-	-	-	4	-	-	4	4
5	BURKINA FASO	9,258	765	625	10,648	9,265	765	625	10,655	-	-	-	-	8	-	-	8	5
6	BURUNDI	6,465	-	-	6,465	6,465	-	-	6,465	-	-	-	-	-	-	-	-	6
7	CAMEROON	23,773	-	1,535	25,308	23,780	-	1,540	25,320	-	-	-	-	7	-	5	12	7
8	CAPE VERDE	2,090	-	-	2,090	2,090	-	-	2,090	-	-	-	-	-	-	-	-	8
9	CENT.AFR.REP	1,217	-	-	1,217	1,217	-	-	1,217	-	-	-	-	-	-	-	-	9
10	CHAD	2,052	-	-	2,052	2,052	-	-	2,052	-	-	-	-	-	-	-	-	10
11	COMOROS	510	-	50	560	511	-	55	566	-	-	-	-	1	-	5	6	11
12	CONGO	11,310	-	-	11,310	11,310	-	-	11,310	-	-	-	-	0	-	-	0	12
13	COTE D'IVOIRE	101,260	-	-	101,260	97,310	-	-	97,310	3,950	-	-	3,950	-	-	-	-	13
14	DEM.REP.CONGO	28,426	-	-	28,426	28,426	-	-	28,426	-	-	-	-	-	-	-	-	14
15	DJIBOUTI	1,517	-	-	1,517	1,517	-	-	1,517	-	-	-	-	0	-	-	0	15
16	EGYPT	122,460	-	-	122,460	122,469	-	-	122,469	-	-	-	-	9	-	-	9	16
17	EQ.GUINEA	2,043	-	1,875	3,918	2,049	-	1,875	3,924	-	-	-	-	6	-	-	6	17
18	ERITREA	3,222	-	-	3,222	2,506	-	-	2,506	716	-	-	716	-	-	-	-	18
19	ETHIOPIA	38,080	-	-	38,080	38,086	-	-	38,086	-	-	-	-	6	-	-	6	19
20	GABON	28,301	4,375	1,361	34,037	28,301	4,384	1,361	34,045	-	-	-	-	-	9	-	9	20
21	GAMBIA	2,846	639	315	3,800	2,859	639	315	3,813	-	-	-	-	13	-	-	13	21
22	GHANA	50,459	-	1,560	52,019	50,479	-	1,565	52,044	-	-	-	-	21	-	5	26	22
23	GUINEA	8,360	2,160	-	10,520	8,365	2,160	-	10,525	-	-	-	-	5	-	-	5	23
24	GUINEA BISSAU	750	-	-	750	750	-	-	750	-	-	-	-	-	-	-	-	24
25	KENYA	28,095	6,875	-	34,970	28,104	6,875	-	34,979	-	-	-	-	9	-	-	9	25
26	LESOTHO	3,630	-	-	3,630	3,641	-	-	3,641	-	-	-	-	11	-	-	11	26
27	LIBERIA	5,287	-	-	5,287	5,287	-	-	5,287	-	-	-	-	-	-	-	-	27
28	LIBYA	68,768	19,755	-	88,523	68,768	19,755	-	88,523	-	-	-	-	-	-	-	-	28
29	MADAGASCAR	15,500	-	-	15,500	15,508	-	-	15,508	-	-	-	-	8	-	-	8	29
30	MALAWI	8,090	-	-	8,090	8,090	-	-	8,090	-	-	-	-	-	-	-	-	30
31	MALI	10,545	-	-	10,545	10,547	-	-	10,547	-	-	-	-	2	-	-	2	31
32	MAURITANIA	5,419	-	-	5,419	4,015	-	-	4,015	1,404	-	-	1,404	-	-	-	-	32
33	MAURITIUS	12,375	3,055	-	15,430	12,383	3,055	-	15,438	-	-	-	-	8	-	-	8	33
34	MOROCCO	80,103	-	1,917	82,020	80,102	-	1,917	82,020	-	-	-	-	0	-	-	-	34
35	MOZAMBIQUE	15,264	-	-	15,264	15,271	-	-	15,271	-	-	-	-	7	-	-	7	35
36	NAMIBIA	8,200	-	-	8,200	8,203	-	-	8,203	-	-	-	-	3	-	-	3	36
37	NIGER	5,026	1,882	-	6,908	5,026	1,882	-	6,908	-	-	-	-	-	-	-	-	37
38	NIGERIA	169,020	44,915	1,265	215,200	169,028	44,915	1,265	215,208	-	-	-	-	8	-	-	8	38
39	RWANDA	3,253	-	-	3,253	3,253	-	-	3,253	-	-	-	-	-	-	-	-	39
40	SAO TOME & PRINCIPE	1,512	352	-	1,864	1,512	352	-	1,864	-	-	-	-	-	-	-	-	40
41	SENEGAL	19,894	4,739	315	24,948	19,903	4,739	315	24,957	-	-	-	-	9	-	-	9	41
42	SEYCHELLES	1,501	-	-	1,501	1,501	-	-	1,501	-	-	-	-	0	-	-	0	42
43	SIERRA LEONE	6,624	-	-	6,624	6,624	-	-	6,624	-	-	-	-	-	-	-	-	43
44	SOMALIA	2,427	-	-	2,427	2,427	-	-	2,427	-	-	-	-	-	-	-	-	44
45	SOUTH AFRICA	52,930	-	13,730	66,660	52,936	-	13,730	66,666	-	-	-	-	6	-	-	6	45
46	SUDAN	11,036	-	-	11,036	11,036	-	-	11,036	-	-	-	-	-	-	-	-	46
47	SWAZILAND	7,940	-	-	7,940	7,941	-	-	7,941	-	-	-	-	1	-	-	1	47
48	TANZANIA	20,437	-	-	20,437	20,438	-	-	20,438	-	-	-	-	1	-	-	1	48
49	TOGO	4,314	-	-	4,314	4,314	-	-	4,314	-	-	-	-	-	-	-	-	49
50	TUNISIA	33,800	-	-	33,800	33,800	-	-	33,800	-	-	-	-	-	-	-	-	50
51	UGANDA	12,337	726	-	13,063	12,340	726	-	13,066	-	-	-	-	3	-	-	3	51
52	ZAMBIA	30,549	-	-	30,549	30,549	-	-	30,549	-	-	-	-	-	-	-	-	52
53	ZIMBABWE	53,420	-	-	53,420	53,423	-	-	53,423	-	-	-	-	3	-	-	3	53
	TOTAL REGIONALS	1,289,235	115,157	26,908	1,431,300	1,283,340	115,166	26,923	1,425,429	6,070	-	-	6,070	174	9	15	198	

NOTE X (cont.) - Supplementary Statement of Subscriptions to the Capital Stock as at 30 September, 2005
(Amounts in UA thousands)

	MEMBER STATES	AMOUNT DUE				AMOUNT PAID				AMOUNT IN ARREARS				EXCESS PAYMENTS				
		Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes *	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	No
	TOTAL REGIONALS	1,289,235	115,157	26,908	1,431,300	1,283,340	115,166	26,923	1,425,429	6,070	-	-	6,070	174	9	15	198	
1	ARGENTINA	5,730	-	-	5,730	5,735	-	-	5,735	-	-	-	-	5	-	-	5	1
2	AUSTRIA	8,880	-	-	8,880	8,884	-	-	8,884	-	-	-	-	4	-	-	4	2
3	BELGIUM	13,170	-	-	13,170	13,178	-	-	13,178	-	-	-	-	8	-	-	8	3
4	BRAZIL	8,860	-	-	8,860	8,864	-	-	8,864	-	-	-	-	4	-	-	4	4
5	CANADA	79,400	-	-	79,400	79,406	-	-	79,406	-	-	-	-	6	-	-	6	5
6	CHINA	22,230	-	-	22,230	22,238	-	-	22,238	-	-	-	-	8	-	-	8	6
7	DENMARK	23,750	-	-	23,750	23,755	-	-	23,755	-	-	-	-	5	-	-	5	7
8	FINLAND	10,030	-	-	10,030	10,030	-	-	10,030	-	-	-	-	-	-	-	-	8
9	FRANCE	77,060	-	-	77,060	77,063	-	-	77,063	-	-	-	-	3	-	-	3	9
10	GERMANY	84,590	-	-	84,590	84,595	-	-	84,595	-	-	-	-	5	-	-	5	10
11	INDIA	4,450	-	-	4,450	4,450	-	-	4,450	-	-	-	-	-	-	-	-	11
12	ITALY	49,680	-	-	49,680	49,688	-	-	49,688	-	-	-	-	8	-	-	8	12
13	JAPAN	112,690	-	-	112,690	112,695	-	-	112,695	-	-	-	-	5	-	-	5	13
14	KOREA	8,880	-	-	8,880	8,884	-	-	8,884	-	-	-	-	4	-	-	4	14
15	KUWAIT	9,163	-	558	9,720	9,163	-	558	9,720	-	-	-	-	-	-	-	-	15
16	NETHERLANDS	15,648	-	953	16,601	15,648	-	953	16,601	-	-	-	-	-	-	-	-	16
17	NORWAY	23,750	-	-	23,750	23,755	-	-	23,755	-	-	-	-	5	-	-	5	17
18	PORTUGAL	4,620	-	-	4,620	4,628	-	-	4,628	-	-	-	-	8	-	-	8	18
19	SAUDI ARABIA	3,850	-	-	3,850	3,856	-	-	3,856	-	-	-	-	6	-	-	6	19
20	SPAIN	19,492	-	1,298	20,790	18,364	-	1,298	19,662	1,128	-	-	1,128	-	-	-	-	20
21	SWEDEN	30,730	-	-	30,730	30,739	-	-	30,739	-	-	-	-	9	-	-	9	21
22	SWITZERLAND	29,170	-	-	29,170	29,175	-	-	29,175	-	-	-	-	5	-	-	5	22
23	U.K.	34,500	-	-	34,500	34,503	-	-	34,503	-	-	-	-	3	-	-	3	23
24	U.S.A.	136,260	-	-	136,260	136,265	-	-	136,265	-	-	-	-	5	-	-	5	24
	TOTAL NON-REGIONALS	816,583	-	2,808	819,391	815,558	-	2,809	818,367	1,128	-	-	1,128	104	-	-	104	
	GRAND-TOTAL	2,105,817	115,157	29,716	2,250,690	2,098,898	115,166	29,732	2,243,796	7,198	-	-	7,198	278	9	15	302	

* The UA amount of non negotiable notes on the balance sheet is the revalued USD and EUR equivalent of outstanding balances converted at the fixed exchange rates of of 1 UA = USD 1.20635 and 1UA = EUR 1.30777.

Slight differences may occur in totals due to rounding.